  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1998

                                                                      333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            REGISTRATION STATEMENT
                                  ON FORM S-1
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            BLUE RHINO CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                                   DELAWARE
                         (STATE OR OTHER JURISDICTION
                       OF INCORPORATION OR ORGANIZATION)

                                     5984
                         (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                  56-1870472
                               (I.R.S. EMPLOYER
                            IDENTIFICATION NUMBER)
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 BILLY D. PRIM
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           104 CAMBRIDGE PLAZA DRIVE
                      WINSTON-SALEM, NORTH CAROLINA 27104
                           TELEPHONE (336) 659-6900
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
                               SUSAN M. HERMANN
                            PEDERSEN & HOUPT, P.C.
                        161 N. CLARK STREET, SUITE 3100
                            CHICAGO, ILLINOIS 60601
                           TELEPHONE (312) 641-6888

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

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
 TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM  PROPOSED MAXIMUM    AMOUNT OF
    SECURITIES TO BE        AMOUNT TO BE      OFFERING PRICE       AGGREGATE      REGISTRATION
       REGISTERED            REGISTERED        PER SHARE(1)     OFFERING PRICE        FEE
----------------------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per Share......  1,000,000 Shares(2)     $11.6875         $11,687,500      $3,447.81
----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Calculated in accordance with Rule 457(c) and based upon the average of the high and low bid prices for Blue Rhino Corporation Common Stock on The Nasdaq Stock Market on September 25, 1998 as reported in The Wall Street Journal.
(2) Such number of shares are also registered hereunder for resale, with the consent of the registrant, by persons who receive shares covered by this Registration Statement and who may wish to sell such shares under circumstances requiring or making desirable use of the Prospectus contained herein.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED UNTIL THE REGISTRATION STATEMENT IS DECLARED        +
+EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION DATED SEPTEMBER 30, 1998

                                   PROSPECTUS

                                  -----------

                                1,000,000 SHARES

                             BLUE RHINO CORPORATION

                                  COMMON STOCK

  The 1,000,000 shares of Common Stock covered by this Prospectus may be offered and issued from time to time by the Company in connection with acquisitions of other businesses, real or personal properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise under Rule 415. This Prospectus may also be used, with the Company's prior consent, by persons who have received or will receive shares of Common Stock in connection with acquisitions and who wish to offer and sell such shares under circumstances requiring or making desirable its use. See "Securities Covered by this Prospectus" and see the inside back cover page hereof for the identity of such persons, if any.

  The Common Stock is traded on The Nasdaq Stock Market under the symbol "RINO". On September 25, 1998, the closing sale price of the Common Stock, as reported in The Wall Street Journal was $11.50 per share. See "Price Range of Common Stock."

                                  -----------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 4.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         , 1998

                             ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Room at its principal office. Information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. While the material provisions of each document filed as an exhibit to the Registration Statement have been disclosed herein, statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto.

  The Blue Rhino(R) name, rhino logo, RhinoTUFF(R), Tri-Safe(TM) and Fuel Check(TM) are registered trademarks of the Company. This prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Blue Rhino is a leading provider of grill cylinder exchange in the United States with cylinder exchange displays at over 9,500 retail locations in 46 states. Cylinder exchange provides consumers with a convenient means to exchange empty grill cylinders for clean, safer, precision-filled cylinders. Blue Rhino cylinder exchange is offered at many of the major home center/hardware, mass merchant, grocery and convenience stores such as Home Depot, Lowe's, Sears Hardware, WalMMart, Kroger and SuperAmerica. Blue Rhino partners retailers and independent distributors to provide consumers with a nationally branded product as an alternative to traditional grill cylinder refill. The Company is focused on promoting its Blue Rhino brand through retailers and leveraging its network of 53 independent propane distributors. Because the distributors make the necessary investments in distribution infrastructure, Blue Rhino can dedicate its efforts and capital to brand development, value-added marketing, customer service and management information systems ("MIS"). During the fiscal year ended July 31, 1998 the Company's sales increased approximately 93% from the prior year's comparable period to approximately $27.4 million as a result of the growth of sales at existing locations and the addition of over 5,000 new retail locations.

  Outdoor barbecuing is increasingly one of the most popular outdoor activities in the United States driven by consumer trends to healthier food preparation and the desire to spend more time outside at family and social gatherings. The popularity of propane grills has increased significantly in recent years with Barbecue Industry Association ("BIA") statistics indicating that propane grill sales now exceed the combined sales of charcoal, natural gas and electric grills. According to a 1997 survey conducted on behalf of the BIA, approximately 38.5 million United States households own a propane grill, with the average propane grill owner using 1.8 cylinders of propane per year. Based on this study's estimate of 69.0 million cylinder transactions per year, the Company believes the annual retail market for grill cylinder refills is approximately $1.0 billion.

  Blue Rhino is creating a new paradigm for the grill cylinder exchange market which provides benefits to consumers, retailers and distributors. Blue Rhino offers consumers a new, convenient, branded product alternative to grill cylinder refilling. Blue Rhino provides retailers with a high margin, turn-key branded service which has the potential to increase customer traffic and utilization of exterior retail space. Blue Rhino's cylinder exchange program provides independent distributors with a counter-seasonal complement to their traditional propane business as well as access to major retail accounts, sophisticated MIS and marketing support.

  Blue Rhino's business strategy is to capitalize on its leading position in this growing market by: (i) promoting the Blue Rhino brand, driving consumer awareness and building consumer and retailer loyalty, (ii) expanding relationships and increasing sales with retailers by opening new locations and generating additional sales within existing retail accounts, (iii) leveraging its national distributor network by aggressively increasing each distributor's market penetration and the Company's overall profitability, (iv) pursuing strategic acquisitions of smaller regional cylinder exchange businesses with established retail accounts and (v) expanding on its national sales and distribution capabilities by introducing new Blue Rhino products to the backyard living category.

  Blue Rhino was incorporated in North Carolina on March 24, 1994 and reincorporated in Delaware on December 16, 1994. The Company has two wholly owned subsidiaries, Rhino Services, L.L.C., a Delaware limited liability company ("Rhino Services"), and CPD Associates, Inc., a North Carolina corporation ("CPD"). Rhino Services offers centralized purchasing services to the Company's distributors. CPD was formed to hold the Company's intangible assets. The Company's executive officers, directors and entities affiliated with them beneficially own, in the aggregate, approximately 41% of the Company's outstanding Common Stock. The Company maintains its executive offices at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. The Company's telephone number is (336) 659-6900. The Company's web site is www.bluerhino.com which is not and shall not be deemed to be a part of this Prospectus.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
        (IN THOUSANDS, EXCEPT PER SHARE DATA AND RETAIL LOCATIONS DATA)

                                                   FISCAL YEAR ENDED
                                            ----------------------------------
                                             JULY     JULY     JULY     JULY
                                              31,      28,      31,      31,
                                             1995     1996     1997     1998
                                            -------  -------  -------  -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net sales................................ $ 2,728  $ 8,216  $14,211  $27,372
  Gross profit (loss)......................    (795)     316    2,567    6,847
  Loss from operations (1).................  (4,398)  (6,130)  (4,105)    (896)
  Net loss (1)............................. $(4,660) $(7,431) $(5,584) $(2,369)
  Loss applicable to common stockholders
   (2)..................................... $(5,055) $(8,067) $(6,271) $(2,965)
  Loss per common share:
    Basic and diluted...................... $ (3.09) $ (4.96) $ (3.74) $ (1.01)
    Pro forma diluted...................... $ (1.08) $ (1.72) $ (1.27) $ (0.47)
  Weighted average shares used in computing
   loss per common share:
    Basic and diluted......................   1,658    1,628    1,678    2,945
    Pro forma diluted......................   4,303    4,313    4,406    5,077
SELECTED OPERATING DATA:
  Retail locations (at period end).........   1,608    2,981    4,400    9,500
  Cylinder transactions (in thousands).....     306      769    1,239    2,201

                                            JULY                         JULY
                                             31,    JULY 28,  JULY 31,    31,
                                            1995      1996      1997     1998
                                           -------  --------  --------  -------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents............... $   209  $  1,126  $    325  $ 5,908
  Working capital.........................  (3,264)    1,580       737   11,689
  Total assets............................  10,424    11,897     9,974   30,577
  Long-term obligations, less current
   maturities.............................   1,361    14,174    16,110      260
  Total stockholders' (deficit) equity....  (5,149)  (13,217)  (18,488)  24,923

--------
(1) Includes nonrecurring charges for fiscal 1996, 1997 and 1998 of $1,363, $970 and $563, respectively. See Note 11 of Notes to Consolidated Financial Statements.
(2) Includes net loss less Preferred Stock dividends of $395, $636, $687 and $596 for fiscal years ended 1995, 1996, 1997 and 1998, respectively.
(3) The unaudited pro forma information assumes the conversion of the shares of Series A Convertible Participating Preferred Stock ("Preferred Stock"), Preferred Stock dividends, and the exercise of warrants outstanding (other than the 1998 warrants) were effective as of the beginning of the first year presented.

                                ----------------

                           FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the ability of the Company to place Blue Rhino cylinder exchange at additional retail locations. When used in this Prospectus, the words "anticipates," "believes," "estimates," "expects" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Such statements are subject to various risks and uncertainties. Actual results could differ materially from those expressed in such forward-looking statements due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                                ----------------

  All references to the "Company" and "Blue Rhino" mean Blue Rhino Corporation and its subsidiaries, Rhino Services and CPD, unless the context indicates otherwise.

                                 RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

  History of Losses; Uncertainty of Future Profitability. The Company commenced operations in May 1994 and has not earned a profit in any period to date. As of July 31, 1998, the Company had an accumulated deficit of approximately $21.4 million. The Company had a net loss of approximately $2.4 million for the fiscal year ended July 31, 1998. There can be no assurance that the Company will be able to operate profitably in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Uncertainty of Continued Growth; Ability to Manage Growth. Over the past several years the Company has experienced significant growth in its business activities, including an increase in the number of retail locations offering Blue Rhino cylinder exchange and the development of an independent distributor network. As of July 31, 1995, the Company had 1,608 retail exchange locations, substantially all of which were in the south/southeast region of the United States and no independent distributor network. As of July 31, 1998, the Company had 53 independent distributors servicing approximately 9,500 retail locations in 46 states. The Company's future growth will depend in large part on the Company's ability to continue to expand its number of retail locations and increase sales within existing locations. This growth has required and will continue to require skilled management of the Company and its retailer and distributor relationships by the Company's executive officers, who have only limited prior experience managing a public company. The Company remains subject to the risks and uncertainties inherent in the growth of a business in its industry, including finding productive new retail locations, demonstrating to consumers the benefits of cylinder exchange, maintaining relationships with competent distributors, refining and maintaining a management infrastructure sufficient to support growth and securing access to capital to fund growth. The Company's failure to effectively manage any such growth, including its ability to accurately forecast the pace of retail location and sales growth, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Seasonal and Quarterly Fluctuations. The Company's business is subject to seasonal fluctuations, especially in colder regions of the United States, which have caused, and are expected to continue to cause, significant fluctuations in its quarterly results of operations. The Company anticipates that it will derive the majority of its operating revenues from the spring and summer seasons when consumers are more likely to grill out, which coincide with the Company's third and fourth fiscal quarters (ending April 30 and July 31, respectively). Sustained periods of poor weather, particularly in the spring and summer seasons, can negatively impact sales and gross margin. The Company's timing and rate of establishing new retail locations and expenses incurred in anticipation of increased sales also have caused, and may continue to cause, quarterly fluctuations in the Company's results of operations. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results of Operations."

  Concentration of Customer Accounts. The Company depends upon its relationships with a limited number of major retailers for a significant portion of its sales. Home Depot, Lowe's and WalMMart each represented in excess of 15% of the Company's sales for fiscal 1998. These retailers, as a group, represented approximately 58% of the Company's sales for fiscal 1998 with Home Depot representing 26% of the Company's sales for the period. As a result, the Company's success depends, in part, upon the business success and growth of such retailers and such retailers' willingness to offer Blue Rhino cylinder exchange. There can be no assurance that the Company will be able to maintain relationships with these retailers or significantly increase the number of their stores at which Blue Rhino cylinder exchange is offered. Failure to maintain relationships with or increase penetration with any of these retailers or any significant downturn in the business or financial condition of any such retailer could have a material adverse effect on the Company's business, financial condition and results of operations.

  Lack of Contractual Relationships with Retailers. None of the Company's retail accounts is contractually bound to offer Blue Rhino cylinder exchange. In the absence of contracts, there can be no assurance that retailers will continue to provide Blue Rhino cylinder exchange or that they will not offer a competitor's cylinder exchange program. Continued relations with a retailer depend upon various factors, including customer service, consumer demand, competition and cost. Termination of the Company's business relations with any retailer representing a significant number of the Company's locations or the unwillingness of any such retailer to expand its relationship with the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Volatile Product; Potential Product Liability."

  Dependence on Consumer Acceptance of a New Retailing Concept. The availability of cylinder exchange at major retailers is a relatively new retailing concept and there can be no assurance that this concept will be widely accepted by consumers or retailers. According to a 1997 survey (the "1997 BIA Study") conducted on behalf of the Barbecue Industry Association ("BIA"), traditional grill cylinder refilling, rather than cylinder exchange, currently accounts for approximately 79% of consumer grill cylinder sales. The Company's success will depend in large part on whether consumers begin to select cylinder exchange over traditional refilling methods and whether retailers begin to and continue to offer cylinder exchange.

  Dependence on Distributor Relationships. The Company relies exclusively on independent distributors to deliver its products to retailers. The Company's success will depend, in part, on its ability to successfully maintain existing distributor relationships and on the ability of the distributors to set up and adequately service Blue Rhino's retail accounts. There can be no assurance that the Company will be successful in maintaining such relationships or that such relationships will ultimately result in the sales anticipated by the Company. While the Company establishes performance goals with its distributors, it exercises only limited influence over the resources that any particular distributor devotes to cylinder exchange. The Company could suffer a loss of consumer or retailer goodwill if its distributors do not adhere to the Company's quality control and service guidelines or fail to ensure an adequate and timely supply of cylinders. If any distributor were to discontinue servicing one or more retailers or terminate its distributor agreement with the Company, the Company's business in that distributor's territory would be adversely affected until the Company retained and developed a replacement distributor. In addition, failure of a distributor to adequately service locations of national retailers also may result in the loss of affiliated locations served by other distributors. In the event the Company is not successful in attracting, developing and maintaining successful distributors, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Distributor Network."

  Concentration of Accounts with Certain Distributors. Approximately 48% of the Company's retail locations are serviced by five of the Company's 53 distributors. Sales by these key distributors resulted in approximately 63% of the Company's revenues for fiscal 1998. Platinum Propane Holding, L.L.C. and its subsidiaries (collectively, "Platinum Propane") accounted for approximately 38% and Ceramic Industries, Inc. accounted for approximately 10% of the Company's revenues, for fiscal 1998. The other three key distributors for the fiscal year ended July 31, 1998, were North Star Exchange, Inc., Aero Oil Company and RenovEx, Inc. A disruption in service by one or more of these key distributors would adversely affect the Company's results of operations. The inability of one or more of these key distributors to adequately service designated retail accounts also could have a material adverse effect on the Company's business, financial condition and results of operations.

  Potential Conflicts of Interest in Enforcing Remedies Against Affiliated Distributors. Billy D. Prim and Andrew J. Filipowski, the Chairman and Chief Executive Officer and the Vice Chairman of the Company, respectively, indirectly own approximately 40% of Platinum Propane, the Company's largest distributor measured by locations served and net sales generated. In addition, Messrs. Filipowski and Prim own in the aggregate approximately 45% of each of Caribou Cylinder Exchange, L.L.C. ("Caribou Propane"), Javelina Cylinder Exchange, L.L.C. ("Javelina Propane") and Raven Propane, L.L.C. ("Raven Propane"), three more of the Company's distributors. In the event any of Platinum Propane, Caribou Propane, Javelina Propane or Raven Propane fail to meet performance goals, the cross-ownership of these distributors and Blue Rhino could reduce the Company's incentive to terminate distribution agreements or take other actions against any of them. See "Business-- Distributor Network--Dedicated Distributors" and "Certain Transactions."

  Varying Local Permitting Processes. The storage and sale of propane cylinders is subject to local permitting of each retailer location depending on local ordinance. Such ordinances have had and can be expected to have an increasing influence on the acceptance of cylinder exchange by retailers, distribution methods, cylinder packaging and storage. The ability to obtain and timing of obtaining necessary permits varies from jurisdiction to jurisdiction and delays in obtaining permits have from time to time delayed installation of new retail locations. In addition, some jurisdictions have refused to issue the necessary permits and thereby prevented a limited number of installations. There can be no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the Company's ability to market and the distributors' ability to maintain the cylinder exchange program. Revisions to these regulations or the failure of the Company or its distributors to adhere to terms of current and future regulations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Governmental Regulation."

  Competition. The grill cylinder refilling industry is highly fragmented and intensely competitive. The Company competes primarily on the basis of quality of product, service, perceived safety and price. The 1997 BIA Study results indicated that approximately 79% of the retail demand for grill cylinders was provided by traditional propane refilling stations rather than exchange. The Company's primary competition comes from the approximately 20,000 bulk refilling stations owned and operated by propane dealers, as well as certain rental outlets, recreational vehicle centers and hardware stores. Major propane providers such as AmeriGas Propane Partners, L.P. and Suburban Propane Partners, L.P. offer cylinder exchange in limited locations and could expand their cylinder exchange business nationally. These major propane providers have greater resources than the Company and may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than the Company. The Company also competes with numerous regional cylinder exchange programs which typically have operated in one or two states. There can be no assurance that these competitors will not expand their cylinder exchange programs nationwide. Furthermore, there can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Uncertainty of Ability to Grow through Acquisition of Accounts. A component of the Company's growth strategy is the acquisition of retail accounts from competing local and regional exchange providers. The Company's ability to expand successfully through acquisitions of retail accounts depends on many factors, including the successful identification of quality retail accounts, the ability of the Company's distributors to adequately service such acquired accounts and the ability of the Company and the distributor to convert the acquired retail accounts to Blue Rhino cylinder exchange. In addition, there can be no assurance that acquired retail accounts will achieve anticipated sales. The Company anticipates competition for acquisitions from regional and national propane distributors in selected areas. The failure of the Company to execute its acquisition strategy successfully could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy--Pursue Strategic Account Acquisitions."

  Volatile Product; Potential Product Liability. Propane is a gas which, if exposed to flame or high pressure, may ignite or explode, potentially causing significant property damage and/or bodily harm. No assurance can be given that accidents will not occur during the refurbishing, refilling, transport, storage, exchange, use or disposal of Blue Rhino cylinders. The Company believes that, because the Blue Rhino name and rhino logo are prominently displayed on all the Company's cylinders and cylinder displays, the Company could be subjected to claims for damage under various legal theories, including negligence and strict liability. In any such event, the Company could incur substantial expense, receive adverse publicity and/or suffer a loss of sales. A grill cylinder-related accident involving personal injury, particularly if occurring at a retail location, could result in product liability actions against the Company or its distributors and could affect the willingness of retailers to offer cylinder exchange. Adverse publicity relating to any such incident could also affect the Company's reputation and the perceived benefits of cylinder exchange. Furthermore, there can be no assurance that insurance will provide sufficient coverage in any particular case or that the Company or its distributors will be able to continue to obtain insurance coverage at acceptable levels and cost in the future.

  Product Recalls and Prior Accidents. Prior to May 1996, the Company operated a propane refilling facility in Booneville, North Carolina. In July 1995, the Company experienced an explosion at this facility when a filled cylinder fell from a conveyor belt, began to leak and subsequently ignited. This explosion resulted in significant structural damage to the plant. In September 1997, one of the Company's distributors had a fire at its cylinder refurbishing facility when a cylinder was left unattended on a sleeve application machine and caught fire. In August 1997, Rotorix, Inc., the distributor of Ceodux cylinder valves, issued a recall of Ceodux valves placed on Worthington cylinders after July 16, 1997. The Company instructed distributors to inventory the cylinders at their plants and retail locations and remove any cylinders with the recalled valves. There can be no assurance that damage or injury will not occur as a result of faulty valves or that future product failures or accidents will not occur. Future accidents or faulty products which result in injuries or death could have a material adverse effect on the Company's business, financial condition and results of operations.

  Geographic Concentration. As of July 31, 1998, approximately 43% of the Company's retail locations were in, and 47% of its revenues were derived from the south/southeast region of the United States. Should this region, or a substantial portion of it, experience weather or other conditions which reduce consumers' inclination to grill or use the Company's cylinder exchange program, such geographic concentration may have an adverse effect on the Company's business, financial condition and results of operations.

  Dependence Upon a Single Product; Potential Adverse Effect of Change in Consumer Lifestyle Trends or Buying Patterns. The Company's sole line of business is the marketing and delivery of its cylinder exchange program. According to the 1997 BIA Study, approximately 21% of consumers exchange their grill cylinders while approximately 79% of consumers refill their grill cylinders. There can be no assurance that cylinder exchange programs can capture increased market share from refills. In addition, should electric grills, quicker lighting charcoal, more fuel-efficient propane grills or other products be developed and gain popularity at the expense of currently available propane grills, lifestyle trends or consumer preferences change or cylinder exchange fail to be accepted by consumers, the Company would experience a material adverse effect on its business, financial condition and results of operations.

  Regulation of Propane. The transportation, handling, storage and sale of propane is subject to regulation by authorities on a federal, state and local level in order to protect consumers, employees, property and the environment. The handling of propane in most regions of the United States is governed by guidelines published by the National Fire Protection Association ("NFPA") in Pamphlets 54 and 58. The NFPA guidelines require that all cylinders produced or recertified after September 30, 1998 and all grill cylinders refilled after April 2002 must be fitted with an overfill prevention device valve ("OPD Valve"). Failure of the Company's distributors to comply with these regulations could subject the Company to potential governmental action for violation of such regulations which could result in fines, penalties and/or injunctions. See "Business--Governmental Regulation."

  Dependence on Key Personnel. The Company believes that its success will depend to a significant extent upon the services of Billy D. Prim, the Company's founder, President and Chief Executive Officer, as well as its ability to attract and retain highly qualified personnel in the future. The Company faces competition for such personnel from other companies and organizations and there can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The Company does not have a written employment agreement with Mr. Prim or any other employee and such employees could leave the Company with little or no prior notice. The Company's loss of Mr. Prim's services or the Company's inability to hire or retain key personnel in the future could have a material adverse effect on the Company's business, financial condition and results of operations.

  Dependence on Vendors. The Company uses a number of third party vendors to provide it with staffing and services in strategic areas. In particular, the Company's staff of five management information systems professionals relies heavily on the support of Information Management System Services ("IMSS"), a division of R. J. Reynolds Tobacco Company, as well as five other information systems vendors. Customer service support is handled entirely outside the Company by Ruppman Marketing Technologies, Inc. Any disruptions in these relationships could affect the Company's ability to service its accounts and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Retailer Relationships-- Customer Service" and "--Management Information Systems."

  Dependence on Management Information Systems; Year 2000 Compliance. The Company depends on its MIS to process orders, manage inventory and accounts receivable collections, maintain distributor and customer information, assist distributors in delivering products on a timely basis and in maintaining cost-efficient operations. Any disruption in the operation of the Company's MIS, the loss of employees knowledgeable about such systems or the Company's failure to continue to effectively modify such systems as its business expands could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Management Information Systems." Certain of the Company's MIS use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, inventory control and financial systems, may be adversely affected unless changes are made to these computer systems. The Company expects that upgrades to its MIS with respect to the year 2000 problem will require capital expenditures of approximately $35,000. In addition, the failure of parties with whom the Company has a material relationship to achieve year 2000 compliance could cause an interruption in the Company's business and have a material adverse effect on its operations. However, no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significantly greater expense in resolving these issues. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Year 2000 Compliance."

  Dependence on Trademarks, Proprietary Information and Copyrights. The Company considers its trademarks, particularly the Blue Rhino brand name and rhino logo and the design of its product packaging to be of considerable value to its business and the establishment of its national branded cylinder exchange program. The Company relies on a combination of copyright and trademark laws and other arrangements to protect its proprietary rights. To enforce its rights under copyright or trademark laws, the Company may be required to incur substantial expense which could have a material adverse effect on the Company's business, financial condition and results of operations. The requirement to change any trademark, service mark or trade name of the Company would result in the loss of any goodwill associated with that trademark, service mark or trade name, could entail significant expense and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may apply for copyrights and additional trademarks in the future. There can be no assurance that future applications will be granted or that any issued copyrights or trademarks will provide competitive advantages to the Company or will not be successfully challenged or circumvented by competitors or other third parties.

  Unpredictable Propane Supplies and Costs. The Company's distributors purchase propane from natural gas providers and oil refineries which produce propane as a by-product of the refining process. The supply and price of propane fluctuates depending upon underlying natural gas and oil prices and the ability of suppliers to deliver propane. While the Company's distributors are responsible for procuring propane, an increase in propane prices could lead to decreased profit margins for distributors and adversely affect their ability or desire to service the Company's retail accounts.

  Dependence on Suppliers. To adequately service the Company's retail accounts, the Company's distributors need a sufficient supply of cylinders and valves. To facilitate the supply of cylinders, the Company provides its distributors the option to enter into supply agreements with Manchester Tank and Equipment Co., Inc. There can be no assurance that sufficient quantities of cylinders will be available in the future. In addition, the Company has loaned $635,000 to Bison Valve, L.L.C. ("Bison Valve"), an entity formed to market, produce and sell OPD Valves to Blue Rhino distributors and third parties. There can be no assurance that Bison Valve will be able to produce a sufficient number of OPD Valves to fulfill the needs of the Company's distributors. If the distributors were unable to obtain sufficient quantities of cylinders, valves or propane, delays or reductions in cylinder availability could occur which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Laws Governing Sales of Franchises or Business Opportunities. Various state and federal laws define and govern the sale of franchises and business opportunities. These laws require, among other things, that sellers of franchises and business opportunities register such offerings with governmental authorities and provide prescribed disclosure documents to potential purchasers. The Company believes that its relationships with distributors are not subject to such laws. If the Company's activities were considered to involve the sale of franchises or business opportunities, distributors could have recourse against the Company, including the ability to rescind their distribution agreements and recover monetary damages. In addition, the Company could be subject to potential governmental action for violation of such laws which could result in fines, penalties, injunctions or a combination thereof.

  Control by Existing Stockholders. As of August 31, 1998, current executive officers, directors and entities affiliated with them beneficially owned, in the aggregate, approximately 41.0% of the Company's outstanding Common Stock. As a result, these stockholders can exert considerable voting control in connection with matters requiring stockholder approval, including approval of significant corporate transactions, provided that they vote together on such matters. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, and also may impede or preclude transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

  Future Capital Requirements. The Company anticipates that continuing operations and the expansion of the Company's business will require substantial expenditures. The Company may need to borrow funds or issue debt or equity securities to sustain continuing operations and growth if cash flow from operations is not sufficient. There can be no assurance that the Company will be able to obtain additional capital resources on terms acceptable to the Company. Any additional equity financing, if available, would be dilutive to the Company's stockholders, and any debt financing, if available, may involve restrictive covenants which limit the Company's operations and/or ability to issue dividends. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Volatility of the Company's Stock Price. Prior to the initial public offering of the Company's Common Stock in May 1998 ("Initial Public Offering"), no public market existed for the Company's Common Stock. From the date of the Initial Public Offering, for which the shares were priced at $13.00, through September 25, 1998, the Company's stock price has fluctuated between $8.75 and $21.00. The Company believes factors such as quarterly fluctuations in results of operations, announcements of new products and acquisitions by the Company or by its competitors, changes in earnings estimates by analysts, changes in accounting treatments or principles, general market conditions, or other events and factors, some of which may be beyond the Company's control, may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, the equity markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the performance of a particular company.

  Immediate and Substantial Dilution. The number of shares issued to any recipient in a transaction covered by this Prospectus may be at a price per share which is substantially higher than the net tangible book value per share of Common Stock. New investors acquiring Common Stock covered by this Prospectus accordingly may incur immediate dilution.

  Shares Eligible for Future Sale; Registration Rights. Sales of substantial amounts of the Common Stock in the public market (including shares issued upon the exercise of stock options, warrants and from time to time hereunder) or the perception that such sales might occur could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity capital. The Company had 7,630,873 shares of Common Stock outstanding as of September 30, 1998. Of these outstanding shares, 4,056,543 shares of Common Stock are freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to certain resale limitations of Rule 144. Certain stockholders of the Company, including the executive officers and directors, who own in the aggregate 3,577,438 shares of Common Stock have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, the managing underwriter of the Initial Public Offering, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock owned by them prior to November 16, 1998. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock prior to November 16, 1998, except that the Company may issue shares upon the exercise of options granted prior to May 18, 1998, and may grant additional options under its stock option plans, provided, that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period. On November 16, 1998, all of the shares of Common Stock subject to such agreements will be eligible for sale subject, in certain cases, to certain volume and other limitations of Rule 144 under the Securities Act applicable to affiliates of the Company. The Company intends to file registration statements under the Securities Act to register the sale of 181,853 shares of Common Stock reserved for issuance under the 1994 Stock Incentive Plan (the "1994 Stock Incentive Plan"), 300,000 shares of Common Stock reserved for issuance under the 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan"), 100,000 shares of Common Stock reserved for issuance pursuant to the Company's Non-Employee Director Stock Option Plan (the "Director Option Plan") and 400,000 shares reserved for issuance under the Distributor Incentive Stock Option Plan (the "Distributor Option Plan"). Holders of approximately 2,758,000 shares of Common Stock are entitled to certain registration rights, at the Company's expense, with respect to such shares. The sale of a substantial number of shares, whether pursuant to a subsequent public offering, the exercise of registration rights, through private resales under Rule 144, or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities.

                     SECURITIES OFFERED BY THIS PROSPECTUS

  The shares of Common Stock covered by this Prospectus are available for use in future acquisitions of other businesses, real or personal properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act or otherwise under Rule 415. Such acquisitions may be made directly by the Company or indirectly through a subsidiary and may relate to assets or securities of businesses similar or dissimilar to the Company's propane cylinder exchange business. The consideration offered by the Company in such acquisitions, in addition to the shares of Common Stock offered by this Prospectus, may include cash, debt or other securities (which may be convertible into shares of Common Stock covered by this Prospectus), or assumption by the Company of liabilities of the business, properties or securities being acquired or of their owners, or a combination thereof. It is contemplated that the terms of acquisitions, including the party that will bear the expense of the registration of the shares issued in connection therewith, will be determined by negotiations between the Company and the owners of the businesses, properties or securities to be acquired, with the Company taking into account such factors as the quality of management, the past and potential earning power, growth and appreciation of the businesses, properties or securities acquired, and other relevant factors, and it is anticipated that shares of Common Stock issued in acquisitions will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares.

  The Company may from time to time, in an effort to maintain an orderly market in the Common Stock, negotiate agreements with persons receiving Common Stock covered by this Prospectus that will limit the number of shares that may be sold by such persons at specified intervals. Such agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and certain persons party to such agreements may not otherwise be subject to such Securities Act requirements. The Company anticipates that, in general, such negotiated agreements will be of limited duration and will permit the recipients of Common Stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

  With the consent of the Company, this Prospectus may also be used by persons who have received or will receive from the Company Common Stock covered by this Prospectus and who may wish to sell such stock under circumstances requiring or making desirable its use. This Prospectus may also be used, with the Company's consent, by pledgees, donees or assignees of such persons. The Company's consent to any such use may be conditioned upon such persons' agreeing not to offer more than a specified number of shares following supplements or amendments to this Prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in an organized manner through securities dealers.

  Sales by means of this Prospectus may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). The Company may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

  Stockholders may also offer shares of stock covered by this Prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under the Securities Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

  This Prospectus may be supplemented or amended from time to time to reflect its use for resales by persons who have received shares of Common Stock for whom the Company has consented to the use of this Prospectus in connection with resales of such shares. See the inside back cover page of this Prospectus for the identity of any such persons.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol "RINO". The following table sets forth, for the quarters indicated, the range of high and low closing sale prices for the Common Stock on the Nasdaq National Market. Trading of the Common Stock commenced on May 19, 1998. On September 25, 1998, the last reported sale price of the Common Stock on The Nasdaq Stock Market was $11.50 per share.

                                                                    PRICE RANGE
                                                                     OF COMMON
                                                                       STOCK
                                                                   -------------
      YEAR ENDED JULY 31, 1998                                      HIGH   LOW
      ------------------------                                     ------ ------
       Fourth Quarter............................................  $21.00 $13.25

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on shares of its Common Stock. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Board of Directors and may be prohibited under any then existing financing agreements. There can be no assurance that the Company will pay any dividends in the future. As of July 31, 1998, the Company had an accumulated deficit of approximately $21.4 million.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. The selected consolidated financial data for the fiscal years ended July 28, 1996, July 31, 1997 and July 31, 1998 are derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus that have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data as of and for the fiscal year ended July 31, 1995 are derived from the consolidated financial statements of the Company not included in this Prospectus that have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data for the period from the commencement of operations on July 1, 1994 through July 31, 1994 are derived from the financial statements of the Company not included in this Prospectus that have been audited by The Daniel Professional Group, Inc., independent accountants. The operating results for the periods presented are not necessarily indicative of the results to be expected for any other interim period or any other future fiscal year.

  The statement of operations data for the fiscal year ended June 30, 1994 was derived from unaudited financial statements of the Predecessor Company (defined below) which, in the opinion of management of the Company, reflect all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for such period.

                          PREDECESSOR
                          COMPANY(1)                  FISCAL YEAR
                          ----------- -----------------------------------------------
                           JUNE 30,   JULY 31, JULY 31,  JULY 28,  JULY 31,  JULY 31,
                             1994       1994     1995      1996      1997      1998
                          ----------- -------- --------  --------  --------  --------
                           (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING
                                                   DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Net sales--
  distributors..........     $--       $  --   $   --    $ 2,386   $13,060   $27,372
 Net sales--direct......      393          56    2,728     5,830     1,151       --
                             ----      ------  -------   -------   -------   -------
 Total net sales........      393          56    2,728     8,216    14,211    27,372
                             ----      ------  -------   -------   -------   -------
 Cost of sales--
  distributors..........      --          --       --      1,811     9,873    20,525
 Cost of sales--direct..      126          59    3,523     6,089     1,771       --
                             ----      ------  -------   -------   -------   -------
 Total cost of sales....      126          59    3,523     7,900    11,644    20,525
                             ----      ------  -------   -------   -------   -------
 Gross profit (loss)....      267          (3)    (795)      316     2,567     6,847
                             ----      ------  -------   -------   -------   -------
 Operating expenses
  (income):
 Sales and marketing....      --          --       532     1,112     1,950     2,392
 General and
  administrative........      228         374    2,787     3,192     3,022     3,591
 Lease income, net......      --          --       --        (89)     (143)      (81)
 Depreciation and
  amortization..........       25           3      284       868       873     1,278
 Nonrecurring charges
  (2)...................      --          --       --      1,363       970       563
                             ----      ------  -------   -------   -------   -------
   Total operating
    expenses............      253         377    3,603     6,446     6,672     7,743
                             ----      ------  -------   -------   -------   -------
 Income (loss) from
  operations............       14        (380)  (4,398)   (6,130)   (4,105)     (896)
 Other expense (income):
 Interest expense.......        5         --       287     1,469     1,665     1,707
 Other (income)
  expense, net..........       (2)        --       (25)     (168)     (186)     (234)
                             ----      ------  -------   -------   -------   -------
   Net income (loss)....     $ 11      $ (380) $(4,660)  $(7,431)  $(5,584)  $(2,369)
                             ====      ======  =======   =======   =======   =======
   Loss applicable to
    common stockholders
    (3).................      --       $ (380) $(5,055)  $(8,067)  $(6,271)  $(2,965)
                             ====      ======  =======   =======   =======   =======
 Loss per common share:
 Basic and diluted......      --       $(0.25) $ (3.09)  $ (4.96)  $ (3.74)  $ (1.01)
 Pro forma diluted (4)..      --          --   $ (1.08)  $ (1.72)  $ (1.27)  $ (0.47)
 Weighted average common
  shares used in
  computing loss per
  common share:
 Basic and diluted......      --        1,517    1,638     1,628     1,678     2,945
 Pro forma diluted (4)..      --          --     4,303     4,313     4,406     5,077
SELECTED OPERATING DATA:
 Retail locations (at
  period end)...........      --          331    1,608     2,981     4,400     9,500
 Cylinder transactions
  (000's)...............      --            5      306       769     1,239     2,201

                                JULY 31, JULY 31,  JULY 28,  JULY 31,  JULY 31,
                                  1994     1995      1996      1997      1998
                                -------- --------  --------- --------- --------
                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA:
 Cash and cash equivalents.....  $  150  $    209  $   1,126 $     325 $ 5,908
 Working capital...............     109    (3,264)     1,580       737  11,689
 Total assets..................     631    10,424     11,897     9,974  30,577
 Long-term obligations, less
  current maturities...........     518     1,361     14,174    16,110     260
 Total stockholders' (deficit)
  equity.......................   (179)   (5,149)   (13,217)  (18,488)  24,923

--------
(1) Effective June 30, 1994, the assets of American Cylinder Exchange (the "Predecessor Company") were contributed to the Company in exchange for approximately 98,000 shares of Common Stock which were distributed to the Predecessor Company's shareholders.
(2) See Note 11 of Notes to Consolidated Financial Statements for an explanation of the nonrecurring charges.
(3) Includes net loss less redeemable preferred stock dividends of $395, $636, $687 and $596 for fiscal 1995, 1996, 1997 and 1998, respectively.
(4) The unaudited pro forma information assumes the conversion of Preferred Stock, Preferred Stock dividends and the exercise of warrants outstanding (other than the 1998 Warrants) were effective as of the beginning of the first year presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they may appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as those discussed elsewhere herein. Unless otherwise indicated, all references to years in this section of the Prospectus refer to the Company's fiscal years, which ran as follows: from August 1, 1995 through July 28, 1996, July 29, 1996 through July 31, 1997 and August 1, 1997 through July 31, 1998.

OVERVIEW

  Blue Rhino was founded in March 1994 and has become the leading provider of grill cylinder exchange in the United States offering consumers a convenient means to obtain fuel for their barbecue grills. The Company originally focused on serving markets in the southeastern United States and has since developed a network of 53 independent distributors which deliver Blue Rhino grill cylinder exchange to approximately 9,500 retail locations in 46 states as of July 31, 1998. During the fiscal year ended July 31, 1998, the Company's sales increased approximately 93% from the prior year's comparable period to approximately $27.4 million as a result of the growth of sales at existing locations and the addition of over 5,000 new retail locations.

  Since its formation, the Company has focused on creating an infrastructure to support its nationwide cylinder exchange program. Initially, the Company developed a vertically integrated operation, purchasing and leasing grill cylinders, cylinder displays, filling sites, refurbishing equipment and delivery trucks while at the same time developing a sales, marketing and MIS infrastructure. In March 1996, the Company began to transition from a vertically integrated business model to an independent distributor business model in order to implement its cylinder exchange program in a more capital efficient manner and to accelerate development of its program. At this time, the Company began to dispose of distribution assets and to enter into exclusive agreements with independent distributors to refurbish and refill cylinders and service Blue Rhino's retail accounts. As a result, the Company has significantly accelerated the growth of its nationwide service, pursued additional retailer relationships and invested in the sales, marketing and MIS infrastructure to support its growing cylinder exchange program. The Company expects to focus future capital investments on cylinders, cylinder displays and continued enhancement of its MIS. The transition to a 100% independent distributor business model was completed in the third quarter of fiscal 1997 although some expenses related to the prior business model were incurred in 1998.

  The Company currently offers three types of grill cylinder transactions: (i) like for like cylinder exchanges; (ii) cylinders with valve upgrades offering additional safety features; and (iii) outright cylinder sales. The Company's net sales from cylinder exchanges, cylinder upgrades and cylinder sales comprised approximately 81%, 10% and 9%, respectively, of the Company's net sales for fiscal 1998. The Company's suggested retail prices for cylinder exchanges, cylinder upgrades and cylinder sales are currently $14.99, $24.99 and $39.99, respectively, although the actual prices for these transactions may vary from retailer to retailer. The Company recognizes net sales at the time its distributor makes a delivery at a retail location. The Company invoices its retailers, receives payment and remits a fixed portion of this payment to its distributors for their services. The Company's net sales growth depends on increasing sales at existing locations and increasing the number of new retail locations that it serves. Other factors which influence net sales include seasonality, consumer awareness, weather conditions, new grill sales, alternative uses for grill cylinders, promotional activities and advertising.

  The Company's cost of sales are comprised of a fixed charge per cylinder transacted which is paid to distributors based upon the type of transaction and determined on a contractual basis. Cylinder sales have the highest cost of sales per unit while cylinder exchanges have the lowest cost of sales. Selling and marketing expenses are primarily comprised of compensation, commissions and promotional and travel costs. General and administrative expenses are primarily comprised of compensation, professional fees, rent, software development and travel costs. Lease income, net is comprised of revenue from cylinder displays and certain plant facilities and equipment leased to distributors offset by rent expense paid by the Company to lease the cylinder displays under an operating lease. Depreciation and amortization consist primarily of depreciation of cylinder displays and to a lesser extent, depreciation on equipment, buildings, computer hardware and software and amortization of intangibles. Operating expenses also include non-recurring charges of approximately $1.4 million, $1.0 million and $563,000 incurred during fiscal 1996, 1997 and 1998, respectively, as the Company transitioned from a vertically integrated business model to its present independent distributor business model. The Company does not anticipate incurring any additional charges in connection with this transition.

  While the Company believes that it has created the infrastructure necessary to support a nationwide cylinder exchange program, development of this infrastructure has resulted in an accumulated deficit of approximately $21.4 million as of July 31, 1998. This has resulted in a net operating loss carryforward for federal income tax purposes of approximately $19.9 million which is available to be used to offset future taxable income, if any. Based on the Company's history of operating losses, the Company has recorded a valuation allowance to the full extent of its net deferred tax assets.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's statement of operations to net sales. Due to the Company's change in its business model and its rapid sales growth, any trends reflected by the following table may not be indicative of future results.

                                                      PERCENTAGE OF TOTAL NET
                                                               SALES
                                                     ----------------------------
                                                         FISCAL YEAR ENDED
                                                     ----------------------------
                                                     JULY 28,  JULY 31,  JULY 31,
                                                       1996      1997      1998
                                                     --------  --------  --------
      Total net sales...............................  100.0%    100.0%    100.0%
      Total cost of sales...........................   96.2      81.9      75.0
                                                      -----     -----     -----
      Gross margin..................................    3.8      18.1      25.0
                                                      -----     -----     -----
      Operating expenses (income):
        Sales and marketing.........................   13.5      13.7       8.7
        General and administrative..................   38.9      21.3      13.2
        Lease income, net...........................   (1.1)     (1.0)     (0.3)
        Depreciation and amortization...............   10.6       6.1       4.7
        Nonrecurring charges........................   16.5       6.8       2.1
                                                      -----     -----     -----
          Total operating expenses..................   78.4      46.9      28.4
                                                      -----     -----     -----
      Loss from operations..........................  (74.6)    (28.8)     (3.4)
      Other expense (income):
        Interest expense............................   17.8      11.7       6.2
        Other income, net...........................   (2.0)     (1.3)     (0.9)
                                                      -----     -----     -----
      Net loss......................................  (90.4)%   (39.2)%    (8.7)%
                                                      =====     =====     =====
      As a percentage of total net sales
        Net sales--distributors.....................   29.0%     91.9%    100.0%
        Net sales--direct...........................   71.0%      8.1%      --
      Total gross margin............................    3.8%     18.1%     25.0%
        Gross margin of net sales--distributors.....   24.1%     24.4%     25.0%
        Gross loss of net sales--direct.............   (4.4)%   (53.9)%     --

COMPARISON OF YEARS ENDED JULY 31, 1997 AND 1998

  Net sales. Net sales consist of net sales from the Company's current independent distributor network ("net sales--distributors") and to a lesser extent to the Company's previous vertically integrated distribution operations ("net sales--direct"). During the third quarter of fiscal 1997, the Company completed its transition to the independent distributor business model and, as a result, all of the Company's net sales during fiscal 1998 were, and for the forseeable future will be, net sales--distributors. Total net sales increased 92.6% from approximately $14.2 million for fiscal 1997 to approximately $27.4 million for fiscal 1998. Net sales--distributors increased 109.6% from approximately $13.1 million in fiscal 1997 to approximately $27.4 million in fiscal 1998. The increase in net sales--distributors was due primarily to the increase in the number of retail locations placed in service and the corresponding increase in the number of cylinder transactions during the period. The installed base of retail locations increased 116.0% from approximately 4,400 locations at July 31, 1997 to approximately 9,500 locations at July 31, 1998. The number of cylinders transacted increased 77.6% from approximately 1.2 million units in fiscal 1997 to approximately 2.2 million units in fiscal 1998.

  Gross margin. Gross margin increased from 18.1% in fiscal 1997 to 25.0% in fiscal 1998. This increase was due to the shift in net sales from a vertically integrated business model to an independent distributor business model. With respect to net sales--distributors, gross margin increased from 24.4% in fiscal 1997 to 25.0% in fiscal 1998. This increase was due to a shift in the mix of cylinders transacted, with lower margin cylinder sales accounting for a smaller percentage of total net sales than in previous quarters as well as a price increase, which became effective April 1, 1998 on all cylinder transactions.

  Sales and marketing expenses. Sales and marketing expenses increased 22.7% from approximately $2.0 million in fiscal 1997 to approximately $2.4 million in fiscal 1998 but decreased as a percentage of total net sales from 13.7% in fiscal 1997 to 8.7% in fiscal 1998. The increase in absolute sales and marketing expense was due primarily to additional commissions to outside brokers, which are based on a percentage of net sales. The decrease in sales and marketing expenses as a percentage of net sales was due primarily to the fact that a significant portion of the compensation of the Company's sales and marketing staff is fixed and, as a result, sales and marketing expenses increased at a slower rate than net sales.

  General and administrative expenses. General and administrative expenses increased 18.8% from approximately $3.0 million in fiscal 1997 to approximately $3.6 million in fiscal 1998 but decreased as a percentage of total net sales from 21.3% in fiscal 1997 to 13.2% in fiscal 1998. The increase in absolute general and administrative expenses was due primarily to additional compensation costs. The decrease in general and administrative expense as a percentage of net sales was due primarily to the fact that a significant portion of compensation is fixed and, as a result, general and administrative expenses increased at a slower rate than net sales.

  Lease income, net. Gross lease income for fiscal 1997 and 1998 increased from approximately $295,000 to $566,000, respectively, while gross rent expense for the same period increased from approximately $152,000 to $485,000. The increase in lease income was due to the implementation of a plant facility and equipment lease with a distributor during the second quarter of fiscal 1997 and the addition of new retail locations resulting in an increase in the number of cylinder displays under lease. The increase in rent expense was due primarily to the increase in the number of cylinder displays purchased under an operating lease facility was initiated in the first quarter of fiscal 1997. The Company purchased all of the assets leased pursuant to the lease facility and terminated the lease facility in May 1998 with proceeds of the Initial Public Offering.

  Depreciation and amortization. Depreciation and amortization increased from approximately $873,000 in fiscal 1997 to approximately $1.3 million in fiscal 1998. Depreciation expense increased by $337,000 from $764,000 in fiscal 1997 to $1.1 million in fiscal 1998 principally due to the purchase of additional cylinder display panels and the acquisition of computer technology under capital leases. Amortization expense increased by approximately $68,000 from approximately $109,000 in fiscal 1997 to approximately $177,000 in fiscal 1998 principally due to increased goodwill amortization associated with the acquisitions of retail locations from local and regional cylinder exchange providers.

  Nonrecurring charges. Nonrecurring charges decreased from approximately $1.0 million in fiscal 1997 to approximately $563,000 for fiscal 1998. Nonrecurring charges are associated with the Company's transition from a vertically integrated business model to an independent distributor business model and consist primarily of the write-down of facilities and equipment purchased to support the vertically integrated business model. The Company does not expect to incur any additional nonrecurring charges related to the transition to the independent distributor business model. During fiscal 1998, the Company made a commitment to acquire new handheld terminal technology and recorded a $202,000 impairment adjustment to reduce the carrying value of existing handheld terminals as the future benefit of these assets could not be fully recoverable over their original estimated lives.

  Interest expense. Interest expense remained relatively constant at approximately $1.7 million for fiscal 1997 and 1998. Interest expense was attributed to accretion of interest on Senior Discount Notes, additional borrowings under lines of credit and, to a lesser extent, borrowings from stockholders. However, these debts were paid in full in May 1998 with proceeds from the Initial Public Offering, eliminating the incurrence of additional interest expense.

  Other income, net. Other income, net increased from approximately $186,000 in fiscal 1997 to approximately $234,000 in fiscal 1998. Other income, net consists primarily of interest income from various notes receivable and excess cash balances.

COMPARISON OF YEARS ENDED JULY 28, 1996 AND JULY 31, 1997

  Net sales. Total net sales increased 72.9% from approximately $8.2 million for fiscal 1996 to approximately $14.2 million for fiscal 1997. Net sales-- distributors increased from approximately $2.4 million for fiscal 1996 to approximately $13.1 million for fiscal 1997. The increase in net sales-- distributors was due primarily to the Company's transition from a vertically integrated business model to an independent distributor business model, as well as an increase in the number of retail locations placed in service and an increase in the number of cylinder transactions during the period. The installed base of retail locations increased 47.6% from approximately 3,000 locations at the end of fiscal 1996 to approximately 4,400 locations at the end of fiscal 1997. The number of cylinders transacted increased 61.1% from approximately 769,000 units for fiscal 1996 to approximately 1.2 million units for fiscal 1997.

  Gross margin. Gross margin increased from 3.8% for fiscal 1996 to 18.1% for fiscal 1997. This increase was due to the shift in net sales from a vertically integrated business model to an independent distributor business model. With respect to net sales--distributors, gross margin increased from 24.1% for fiscal year 1996 to 24.4% for fiscal 1997.

  Sales and marketing expenses. Sales and marketing expenses increased 75.4% from approximately $1.1 million for fiscal 1996 to approximately $2.0 million for fiscal 1997 and as a percentage of total net sales increased from 13.5% for fiscal 1996 to 13.7% for fiscal 1997. The increase in absolute sales and marketing expenses was due primarily to additional compensation, promotional and advertising expenditures.

  General and administrative expenses. General and administrative expenses decreased 5.3% from approximately $3.2 million for fiscal 1996 to approximately $3.0 million for fiscal 1997, and decreased as a percentage of total net sales from 38.9% for fiscal 1996 to 21.3% for fiscal 1997. The decrease in absolute general and administrative expenses was due to the transition to the independent distributor business model.

  Lease income, net. Lease income, net increased 60.7% from $89,000 for fiscal 1996 to approximately $143,000 for fiscal 1997. The increase in lease income, net was due to the implementation of certain plant facilities and equipment leases with distributors during the fourth quarter of fiscal 1996 and the second quarter of fiscal 1997 and the addition of new retail locations resulting in an increase in the number of cylinder displays under lease.

  Depreciation and amortization. Depreciation and amortization increased from approximately $868,000 for fiscal 1996 to approximately $873,000 for fiscal 1997.

  Nonrecurring charges. Nonrecurring charges are associated with the transition to the independent distributor model and decreased from approximately $1.4 million during fiscal 1996 the first year of the transition to approximately $1.0 million during fiscal 1997.

  Interest expense. Interest expense increased from approximately $1.5 million for fiscal 1996 to approximately $1.7 million for fiscal 1997 due to accretion of interest on Senior Discount Notes and additional borrowings under the Company's Bank Credit Facility.

  Other income--net. Other income--net increased from approximately $168,000 for fiscal 1996 to approximately $186,000 for fiscal 1997.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The Company has experienced and is expected to continue to experience significant seasonal fluctuations in net sales and net income (loss). The Company's net sales generally are highest in the third and fourth quarters, which include the majority of the grilling season, and historically have been lower in the first and second quarters which include the winter months. Sustained periods of poor weather, particularly in the spring and summer seasons, can negatively impact sales. The Company's rate of establishing new retail locations and expenses incurred in anticipation of increased sales also cause quarterly fluctuations in the Company's results of operations. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Risk Factors--Seasonal and Quarterly Fluctuations" and "--Uncertainty of Continued Growth; Ability to Manage Growth."

  The following table sets forth selected unaudited quarterly financial information and operating data for the last five quarters. This information has been prepared on the same basis as the Consolidated Financial Statements and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the quarterly results for the periods. Given the Company's limited operating history, seasonal demand for its product and market acceptance of cylinder exchange by retailers and consumers, there may be significant variation in the Company's operating results for any quarter. The operating results and data for any quarter are not necessarily indicative of the results for future periods.

                                              QUARTER ENDED
                           ----------------------------------------------------
                           JULY 31,  OCTOBER 31, JANUARY 31, APRIL 30, JULY 31,
                             1997       1997        1998       1998      1998
                           --------  ----------- ----------- --------- --------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total net sales..........  $ 6,702     $ 4,139     $ 4,175    $ 5,694  $13,364
Total cost of sales......    5,160       3,154       3,217      4,322    9,832
                           -------     -------     -------    -------  -------
    Gross profit.........    1,542         985         958      1,372    3,532
                           -------     -------     -------    -------  -------
Operating expenses
 (income):
  Sales and marketing....      666         564         463        563      802
  General and
   administrative........      900         844         862        906      978
  Lease income, net......      (19)          8          15         18     (122)
  Depreciation and
   amortization..........      251         245         271        331      432
  Nonrecurring charges...      224         281         127         99       56
                           -------     -------     -------    -------  -------
    Total operating
     expenses............    2,022       1,942       1,738      1,917    2,146
                           -------     -------     -------    -------  -------
Income (loss) from
 operations..............     (480)       (957)       (780)      (545)   1,386
Other expense (income):
  Interest expense.......      415         434         495        566      211
  Other income, net......      (63)        (51)        (51)       (44)     (86)
                           -------     -------     -------    -------  -------
Net income (loss)........  $  (832)    $(1,340)    $(1,224)   $(1,067) $ 1,261
                           =======     =======     =======    =======  =======
Income (loss) applicable
 to common stockholders..  $(1,010)    $(1,447)    $(1,485)   $(1,280) $ 1,247
                           =======     =======     =======    =======  =======
Income (loss) per common
 share:
  Basic..................  $ (0.57)    $ (0.81)    $ (0.83)   $ (0.72) $  0.20
  Diluted................  $ (0.57)    $ (0.81)    $ (0.83)   $ (0.72) $  0.19
  Pro forma diluted......  $ (0.19)    $ (0.30)    $ (0.27)   $ (0.24) $  0.19
Weighted average common
 shares used in computing
 income (loss) per common
 share:
  Basic..................    1,779       1,779       1,779      1,779    6,407
  Diluted (1)............    1,779       1,779       1,779      1,779    6,611
  Pro forma diluted (2)..    4,464       4,464       4,464      4,464    6,611

                                       PERCENTAGE OF TOTAL NET SALES
                            ----------------------------------------------------
                                               QUARTER ENDED
                            ----------------------------------------------------
                            JULY 31,  OCTOBER 31, JANUARY 31, APRIL 30, JULY 31,
                              1997       1997        1998       1998      1998
                            --------  ----------- ----------- --------- --------
Total net sales............  100.0%      100.0%      100.0%     100.0%   100.0%
Total cost of sales........   77.0        76.2        77.1       75.9     73.6
                             -----       -----       -----      -----    -----
    Gross margin...........   23.0        23.8        22.9       24.1     26.4
Operating expenses
 (income):
  Sales and marketing......    9.9        13.6        11.1        9.9      6.0
  General and
   administrative..........   13.4        20.4        20.6       15.9      7.3
  Lease income, net........   (0.3)        0.2         0.4        0.3     (0.9)
  Depreciation and
   amortization............    3.7         5.9         6.5        5.8      3.2
  Nonrecurring charges.....    3.5         6.8         3.0        1.8      0.4
                             -----       -----       -----      -----    -----
    Total operating
     expenses..............   30.2        46.9        41.6       33.7     16.0
                             -----       -----       -----      -----    -----
Income (loss) from
 operations................   (7.2)      (23.1)      (18.7)      (9.6)    10.4
Other expense (income):
  Interest expense.........    6.1        10.5        11.8        9.9      1.6
  Other income, net........   (0.9)       (1.2)       (1.2)      (0.8)    (0.6)
                             -----       -----       -----      -----    -----
Net income (loss)..........  (12.4)%     (32.4)%     (29.3)%    (18.7)%    9.4%
                             =====       =====       =====      =====    =====

--------
(1) The unaudited pro forma information assumes the conversion of Preferred Stock, Preferred Stock dividends and the exercise of Warrants outstanding (other than the 1998 Warrants) were effective as of the beginning of the first period presented.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of funds have been the issuance of stock and the incurrence of debt. The Company had positive working capital of approximately $11.7 million as of July 31, 1998 resulting primarily from the available proceeds from the Initial Public Offering, seasonal increase in accounts receivable and the purchases of cylinders from distributors.

  Net cash used in operations was approximately $4.9 million, $2.2 million and $5.2 million for fiscal 1998, 1997 and 1996, respectively. For all periods net cash used in operations resulted primarily from net losses from operations as well as increases in accounts receivable due to the seasonal nature of the business and significant growth in sales year over year. Also, during fiscal 1998, the Company paid approximately $1.7 million to purchase cylinders from distributors.

  Net cash used in investing activities was approximately $6.0 million for fiscal 1998. Net cash provided by investing activities was approximately $342,000 for fiscal 1997 and net cash used in investing activities was approximately $1.4 million for fiscal 1996. Investments in property and equipment represented the primary component of cash used in investing activities with the exception of fiscal 1998 when cash used in acquisitions aggregated approximately $3.6 million and the Company loaned $635,000 to Bison Valve. The primary components of cash provided from investing activities included collections on notes receivable and proceeds from the sale of property and equipment.

  Net cash provided by financing activities was approximately $16.5 million for fiscal 1998, $1.0 million for fiscal 1997 and $7.5 million for fiscal 1996. The primary components of cash provided by financing activities included net proceeds from the Initial Public Offering, the issuance of Senior Discount Notes, 1998 Stockholder Loans and bank borrowings. The primary components of cash used in financing activities included repayment of the Senior Discount Notes, 1998 Stockholder Loans the purchase of previously leased display racks and payments on various notes payable, long-term debt and capital lease obligations.

  In connection with the Initial Public Offering, the Company issued a total of 3,105,000 shares of Common Stock and received proceeds, net of underwriters discounts and commissions and other offering expenses, of approximately $36.4 million. The Company utilized the net proceeds from the Initial Public Offering to repay approximately $29.1 million of principal and interest on indebtedness including approximately $16.5 million on the Company's 10.5% Senior Discount Notes, approximately $7.0 million outstanding under the Bank Credit Facility, approximately $3.4 million on the 1998 Stockholder Loans and approximately $2.1 million for the purchase of cylinder displays previously financed under an operating lease facility. The remaining net proceeds of approximately $7.6 million will be used for general corporate purposes, including working capital and future acquisitions.

  In January 1998, four stockholders collectively loaned the Company $3.25 million (the "1998 Stockholder Loans") which bore interest at 10.5% per annum. In connection with the Stockholder Loans, the stockholders also received warrants (the "1998 Warrants") to purchase 81,913 shares of the Company's Common Stock. The 1998 Warrants may be exercised prior to December 31, 2008 at an exercise price of $13.00 per share. The 1998 Stockholder Loans were repaid in full in May 1998 with approximately $3.4 million of the proceeds of the Initial Public Offering.

  In December 1997, the Company entered into a loan agreement with NationsBank, N.A. (the "Bank Credit Facility") which allows for maximum borrowing of $9.0 million, including (i) a $3.0 million revolving line of credit with a $1.0 million overadvance provision, (ii) a $1.0 million capital expenditure line of credit and (iii) a $4.0 million acquisition line of credit. The Bank Credit Facility is collateralized by a lien on substantially all of the assets of the Company. The Bank Credit Facility requires the Company to meet certain covenants, including minimum net worth and cash flow ratios. The Bank Credit Facility was amended at July 30, 1998 to remove certain covenants, release the guarantees of a principal stockholder and an entity affiliated with certain principal stockholders and to waive a violation of the cash flow ratio as of April 30, 1998. The Company was in compliance with the amended covenants, and had no amounts outstanding under the Bank Credit Facility, as of July 31, 1998. The loans under the Bank Credit Facility bear interest at the prime rate plus 0.5% per annum. Any amounts outstanding under the Bank Credit Facility are due on November 30, 1998. The Company is presently in discussions with the lender to replace this line of credit.

  The Company currently leases 200 handheld computers from three lessors under the terms of three master leases. Pursuant to a master lease agreement with Leasing Innovations, Incorporated, the Company leases 150 handheld computers for a term of 30 months under which the Company pays approximately $222,000 in total annual rents. At the end of the term of the lease term, the Company may purchase the equipment for its fair market value. Pursuant to a master lease agreement with Nelco, Ltd., the Company leases 25 handheld computers for a term of 42 months under which the Company pays approximately $45,000 in total annual rents. At the end of the lease term, the Company may purchase the equipment for $1.00 per handheld unit. The Company leases 25 handheld computers for a term of 36 months pursuant to a master lease agreement with Green Tree Vendor Services Corporation under which the Company pays approximately $37,000 in total annual rents. The Company may purchase the equipment for $1.00 per hand held unit at the end of the lease term. Under each of the three handheld computer leases, the Company is responsible for insurance, maintenance and taxes on the leased equipment.

  The Company currently leases its offices under a lease from Platinum Services Corporation, an entity affiliated with the Company by common ownership and control. Pursuant to the terms of the lease, the Company pays annual rent of $82,000, plus its allocable share of all taxes, utilities, and maintenance. Although the lease terminates on December 31, 1998, the Company expects to renew the lease on substantially similar terms for an additional three year term.

  In September 1996, the Company entered into a $3.0 million operating lease facility with Forsythe/McArthur Associates, Inc. to finance cylinder displays (the "Cylinder Display Lease Facility"). Under the Cylinder Display Lease Facility, the Company leased cylinder display racks for a minimum term of 48 months. The Company purchased the display racks leased under and terminated the Cylinder Display Lease Facility with approximately $2.1 million of the proceeds of the Initial Public Offering in May 1998.

  In October 1995, the Company sold 12,575 units (the "Units") for $1,000 per Unit, each Unit being comprised of a 10.5% Senior Discount Note due October 11, 2000 with a face value of $1,364.93 and a warrant to purchase approximately 40 shares of Common Stock at an exercise price of approximately $4.59 per share. The gross proceeds of the Unit offering was approximately $12.6 million. See "Certain Transactions." The Senior Discount Notes were repaid in full with approximately $16.5 million of the proceeds of, and the warrants were converted in a cashless exercise into Common Stock in connection with, the Initial Public Offering in May 1998.

  In December 1994, the Company raised approximately $6.7 million pursuant to an offering of its Series A Convertible Participating Preferred Stock ("Preferred Stock") and warrants to purchase 318,650 shares of Common Stock at an exercise price of $0.45 per share. The Company used the proceeds primarily to fund development of cylinder refurbishing and distribution plants and to establish the infrastructure for its national cylinder exchange program. The Preferred Stock and accrued preferred dividend were converted to Common Stock in connection with the Initial Public Offering.

  The Company anticipates that the total capital expenditures excluding acquisitions for fiscal 1999 will be approximately $5.5 million, and will relate primarily to cylinder displays, computer hardware and software development. The Company's capital expenditure and working capital requirements in the foreseeable future will change depending on the rate of the Company's expansion, the Company's operating results and any other adjustments in its operating plan as needed in response to competition, acquisition opportunities or unexpected events. The Company believes that the existing borrowing capacity under the Bank Credit Facility, together with the remaining proceeds from the Initial Public Offering and cash provided by operations, will be sufficient to meet the Company's working capital requirements through fiscal 1999. There can be no assurance that the Company will not seek or require additional capital in the future as a result of future acquisitions, expansion or otherwise.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

  Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. Management of the Company does not expect SFAS No. 130 to have any impact on the Company's consolidated financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. Management of the Company does not expect SFAS No. 131 to have any impact on the Company's consolidated financial statements.

  In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). This statement standardizes the disclosure requirements for pensions and postretirement benefits and will require changes in disclosures of benefit obligations and fair values of plan assets. The Company believes SFAS No. 132 will have no effect on its consolidated financial statements as the Company has no pension or postretirement benefit plans.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It also requires entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management of the Company does not expect SFAS No. 133 to have any impact on the Company's consolidated financial statements as the Company does not invest in any derivative instruments or engage in any hedging activities.

YEAR 2000 COMPLIANCE

  Year 2000 issues are the result of computer programs that were written using two digits rather than four to define the applicable year. For example, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other material adverse consequences, a temporary inability to process transactions or engage in similar normal business activities. The Company depends on its MIS to process orders, manage inventory and accounts receivable collections, maintain distributor and customer information, assist distributors in delivering products on a timely basis and in maintaining cost-efficient operations. See "Business--Management Information Systems."

  The Company's State of Readiness for Year 2000. The Company began the process of evaluating its MIS for Year 2000 compliance in January 1997. The Company is developing a Year 2000 compliance policy encompassing employee education, testing, progress reporting, funding requirements, external impact plans and contingency plans. The Company has assigned its Chief Information Officer ("CIO") to implement its Year 2000 compliance policy and oversee the remediation and testing of MIS. The Company's non-information technology systems are also being evaluated to determine whether such systems are Year 2000 compliant. Final test procedures for Year 2000 compliance are being developed by the CIO. Currently, the Company believes that it is approximately 50% ready for the Year 2000. By March 31, 1999, management believes the Company itself will be 100% Year 2000 compliant. In addition, the Company intends to have solicited Year 2000 compliance certificates from all material third parties by such date. However, if the Company's modifications, testing and solicitations of third party compliance are not made on a timely basis or do not resolve Year 2000 issues facing the Company, such issues could have a material adverse effect on the Company's operations.

  Historical and Estimated Costs. The Company has not established a separate Year 2000 compliance budget and does not expect to do so in the immediate future. To date, the Company has incurred approximately $8,000 in Year 2000 compliance costs. The Company currently anticipates that the implementation of its Year 2000 compliance policy will cost approximately $35,000, all of which will be expensed. Although no assurances can be given, management does not expect future costs related to Year 2000 compliance to have a material adverse effect on the Company's results of operations or financial condition. Costs are based on current estimates and actual results may vary significantly from such estimates.

  Most Reasonably Likely Worst Case Scenario. The most reasonably likely worst case Year 2000 scenario facing the Company is an interruption of the Company's business operations caused by the inadvertent failure of third parties with which it has a material relationship to achieve Year 2000 compliance. The consequences of such a third party failure are unknown, but could have a material adverse effect on the Company's business. The Company is considering several contingency plans to address possible business interruptions caused by a non-compliant third party. Possible contingency plans include using alternate service providers, increasing the inventory of critical raw materials and using a manual payment and collection system. In addition, in an effort to protect itself and increase the awareness of third parties with which it has a material relationship, the Company is seeking to obtain certifications from such third parties that they are Year 2000 compliant.

                                   BUSINESS

OVERVIEW

  Blue Rhino is a leading provider of grill cylinder exchange in the United States with Blue Rhino branded cylinder exchange displays at over 9,500 retail locations in 46 states. Cylinder exchange provides consumers with a convenient means to exchange empty grill cylinders for clean, safer, precision-filled cylinders. Blue Rhino cylinder exchange is offered at leading home center/hardware, mass merchant, grocery and convenience stores, including Home Depot, Lowe's, Sears Hardware, WalMMart, Kroger and SuperAmerica. Blue Rhino brand grill cylinders are delivered to retailers through a national network of 53 independent distributors. These independent distributors make the capital investment in grill cylinders, refilling and refurbishing equipment and vehicles necessary to operate a cylinder exchange business. This allows the Company to focus on promoting brand identity, developing additional retail relationships and supporting its distributor network by providing value-added marketing, customer service and MIS.

  Cylinder exchange is a relatively new retail concept and the Company believes that consumer awareness of the benefits of cylinder exchange will increase as the service becomes more widely available. During fiscal 1998, Blue Rhino cylinder exchange displays were installed at over 5,000 additional retail locations. The Company believes that there are approximately 225,000 potential grill cylinder exchange locations in the Company's target markets. The Company's growth strategy includes increasing consumer awareness of cylinder exchange, further promoting the Blue Rhino brand, increasing penetration in both new and existing retail accounts and selectively pursuing strategic acquisitions.

INDUSTRY BACKGROUND

  Barbecue Grill Market. Outdoor barbecuing is increasingly one of the most popular outdoor activities in the United States driven by consumer trends to healthier food preparation, as well as the desire to spend more time outside at family and social gatherings. The popularity of propane grills has increased significantly in recent years with Barbecue Industry Association ("BIA") statistics indicating that propane grill sales now exceed the combined sales of charcoal, natural gas and electric grills. According to a 1997 survey ("1997 BIA Study") conducted on behalf of the BIA, consumers enjoy the convenience of propane grills over charcoal grills as they light easier, heat up faster and require less preparation and clean up time. Furthermore, the 1997 BIA Study indicates that approximately 68% of propane grill owners use their grills throughout the year.

  According to the 1997 BIA Study, approximately 38.5 million United States households own a propane grill, with the number of propane grill purchases growing at a rate of 8% per year from 3.2 million in 1990 to more than 6.0 million in 1997. The 1997 BIA Study also indicates that the average propane grill owner uses 1.8 cylinders of propane per year, creating an estimated market for grill cylinder fills of approximately 69.0 million per year. Based on these estimates, the Company believes the annual retail market for grill cylinder refills is approximately $1.0 billion. There can be no assurance that such growth rates will continue or be sustained or that the Company will benefit from any such growth.

  Grill Cylinder Exchange. In recent years, cylinder exchange has emerged as a convenient alternative to refilling cylinders at traditional propane filling stations. Cylinder exchange, in which the consumer exchanges an empty grill cylinder for one which is full, is available at retail locations such as home center/hardware, mass merchant, grocery and convenience stores. These retailers typically have longer business hours and are more convenient for consumers than filling stations. The Company believes that as cylinder exchange becomes more widely available consumers will embrace it in place of refilling, which often involves traveling to a remote location and waiting for a refill. Growing consumer acceptance of cylinder exchange is indicated by BIA estimates that cylinder exchange increased from less than 10% of grill cylinder transactions in 1995 to 21% in 1997.

  The Company believes that the grill cylinder exchange industry is highly fragmented with numerous regional distributors typically serving less than 500 locations each. The Company believes this fragmentation results in part from the relative newness of cylinder exchange and the unique set of challenges cylinder exchange poses to commercially focused traditional propane distributors. To build critical mass at the consumer level, propane distributors must establish and maintain relationships with major retailers, many of which prefer to stock quality, branded products supplied by reliable, sophisticated vendors. To service retail cylinder exchange accounts, propane distributors must make capital investments in cylinder displays, grill cylinders, refurbishing equipment and vehicles not used in their traditional propane business. Finally, to properly account for complex exchange, upgrade and sale transactions, propane distributors must invest in sophisticated management information and accounting systems tailored to servicing retailers.

THE BLUE RHINO SOLUTION

  Blue Rhino is creating a new paradigm for the cylinder exchange market which provides benefits to consumers, retailers and distributors. Blue Rhino offers consumers a new, convenient, branded product alternative to grill cylinder refilling. Blue Rhino provides retailers with a high margin, turn-key branded service which has the potential to increase customer traffic and utilization of exterior retail space. In addition, Blue Rhino offers retailers a full service program, including direct delivery, regular inventory maintenance, centralized billing, electronic data interchange ("EDI") and detailed reporting typically unavailable from traditional propane distributors. For Blue Rhino's independent distributors, this cylinder exchange program provides a counter-seasonal complement to their traditional propane business as well as access to major retail accounts, sophisticated MIS and marketing support.

BUSINESS STRATEGY

  Blue Rhino's strategy is to continue to build its national brand and capitalize on its position as the leading grill cylinder exchange provider through the following initiatives:

  Promote the Blue Rhino Brand and Drive Consumer Awareness. The Company's branding efforts focus on developing and maintaining a brand identity synonymous with a convenient, clean and safer product. Blue Rhino has created a distinctive Blue Rhino brand name and rhino logo which are prominently displayed on cylinder sleeves and displays. The Company also plans to undertake brand marketing and promotional initiatives, including point of purchase displays, cross marketing promotions with other barbecue-related products, print media and cooperative advertising. The Company's recognized brand also provides a platform to introduce new Blue Rhino products to the backyard living category.

  Deliver Clean, Safer Cylinders at Convenient Locations. The Company believes that convenience and safety are critical factors in achieving consumer acceptance of cylinder exchange. Blue Rhino cylinder exchange allows consumers to exchange empty cylinders for clean, precision-filled, cylinders at a variety of well known, convenient retail locations. Blue Rhino distributors refill and resleeve cylinders according to prescribed standards designed to prevent overfills or refills of unsafe cylinders. Each Blue Rhino cylinder has a consistent, like-new appearance, which the Company believes enhances retail sales and consumer loyalty.

  Expand Relationships and Increase Sales with Retailers. The Company's relationships with major retailers such as Home Depot, Lowe's, Sears Hardware, WalMMart, Kroger and SuperAmerica, allow it to place cylinders in a large number of convenient, high traffic locations. The Company believes that its ability to provide national and regional retailers with a single vendor for branded grill cylinder exchange supported by value-added customer service, marketing and MIS gives it a competitive advantage over traditional propane distributors. The Company believes there are approximately 225,000 potential grill cylinder exchange locations in its targeted markets of which it currently services approximately 9,500. The Company plans to continue to increase the number of new retail locations by driving sales within existing retail accounts. In fiscal 1998, the Company added over 5,000 retail locations. Historically, the Company's locations have experienced substantial sales growth in the first year of operations. As a result, the Company believes that as these locations mature they will experience higher sales volumes.

  Leverage National Distributor Network. Over the past two years the Company has established a network of 53 independent distributors serving 46 states. The Company believes that this distribution network strategically positions it to cover approximately 90% of the grilling markets in the United States. The Company plans to leverage this network by aggressively increasing each distributor's market penetration by adding new retail locations. Additionally, five of these distributors are dedicated exclusively to developing and providing Blue Rhino cylinder exchange in certain of the Company's key geographic markets.

  Pursue Strategic Account Acquisitions. The Company believes that in the highly fragmented and regionally focused cylinder exchange industry, opportunities exist to expand through selective acquisitions of smaller cylinder exchange businesses with established retail accounts. The Company has added over 2,200 retail locations in fiscal 1998 via a number of acquisitions for a total purchase price of approximately $4.7 million, including approximately $3.6 million in cash, seller financing of $318,000 and $750,000 worth of Common Stock. Subsequent to July 31, 1998, the Company has completed three acquisitions representing approximately 450 retail locations and has signed six letters of intent to acquire approximately 1,150 locations. The Company intends to use the Common Stock offered hereby to make additional strategic acquisitions. See "Risk Factors--Uncertainty of Ability to Grow through Acquisitions."

BLUE RHINO CYLINDER EXCHANGE PROGRAM

  A typical cylinder exchange transaction begins when a Blue Rhino distributor visits a retail location to replenish the grill cylinder display. The distributor enters an inventory of the cylinders in the display rack into a handheld computer which, utilizing an advanced algorithm in the Company's proprietary Blue Rhino Electronic Accounting System ("BREAS") software, automatically calculates the number and type of cylinder exchanges, upgrades and sales for the location and creates a delivery ticket for the retailer. Distributors electronically transfer their delivery and inventory information to Blue Rhino routinely. Blue Rhino then prepares a centralized bill for each retailer which typically is transmitted in a customized electronic format compatible with their existing systems. Blue Rhino collects invoiced amounts directly from the retailers and in turn remits a fixed amount per cylinder transaction to its distributors. The Company negotiates terms of payment with retailers which are generally 30 days from the date of invoice, as is standard for consumable retail products. The Company in turn remits payment to its distributors on the fifteenth of each month for transactions occurring during the previous month.

BLUE RHINO BRAND MARKETING

  The Company's marketing efforts focus primarily on developing and maintaining a brand identity synonymous with a convenient, clean and safer product which enhances consumer loyalty and builds retailer and distributor relationships. The Company's brand marketing efforts include the following Company initiatives:

  Blue Rhino Cylinder Packaging. Blue Rhino cylinders are covered with a distinctive and colorful RhinoTUFF cylinder sleeve. The RhinoTUFF cylinder sleeve contains safety and use information along with a prominent display of the Blue Rhino name and rhino logo. The RhinoTUFF sleeve also protects the cylinders from damage during shipping and handling and from exposure to the elements. The Company believes that this unique branded packaging increases consumer recognition and loyalty.

  Blue Rhino Cylinder Displays. Blue Rhino cylinder displays, which prominently feature the Blue Rhino name and logo, are typically located near a retailer's main entrance or in their lawn and garden department providing "billboard" advertising for the Company's products. The Company believes these cylinder displays enhance consumer awareness of the Blue Rhino brand and reinforce the association of Blue Rhino with convenient, clean and safer grilling.

  Promotions. Blue Rhino has selectively placed targeted broadcast and print media advertising campaigns that focus on raising consumer awareness of the Blue Rhino name and service. Such advertising may also include certain special promotions to encourage purchases of spare filled cylinders before the grilling season. Blue Rhino is actively involved with consumer, trade and regulatory associations in an effort to promote the growth of cylinder exchange. Ongoing Blue Rhino promotions include development of the Company's web site

(www.bluerhino.com), co-operative advertising programs, cooking and safety demonstrations and direct mail initiatives.

RETAILER RELATIONSHIPS

  The Company targets the following four categories of retailers:

            RETAIL CATEGORY                           MAJOR ACCOUNTS
            ---------------                           --------------
      Home Centers/Hardware Stores          Home Depot, Lowe's, Sears Hardware
      Mass Merchants                        WalMMart, Kmart, Meijer
      Grocery Stores                        Kroger, Food Lion, Winn Dixie
      Convenience Stores                    SuperAmerica, Kwik Shop, Conoco

  Retailer Opportunity. Blue Rhino offers retailers the opportunity to increase sales and profits with minimal time and financial investment. Blue Rhino cylinder exchange is available to retailers nationally, providing retailers with attractive sales margins while utilizing exterior retail space. In addition, Blue Rhino has the potential to increase retailers' sales of ancillary products through increased traffic from repeat cylinder exchange customers and cross-marketing initiatives with other barbecue-related products.

  Account Set-Up. Blue Rhino actively assists distributors and retailers in obtaining local permits to set up cylinder exchange program and developing a site plan for cylinder displays. The permitting process is generally completed within sixty days. Typically, within two weeks of obtaining the necessary permits or other approvals, the distributor installs the cylinder displays at the retail location. During the set-up process, Blue Rhino's customer service and training personnel conduct in-store training and provide safety manuals to store employees. See "Risk Factors--Varying Local Permitting Processes."

  Account Service. Blue Rhino cylinder exchange is a turn-key program in which the Company and its distributors set up new accounts, train store employees, deliver the cylinders directly to retail locations, maintain the display racks and cylinder inventory and provide ongoing marketing and sales support. In addition, through its nationwide distributor network, the Company can install and service the Blue Rhino program at almost any domestic location of the retailer.

  Sales Support. The Company's retail sales organization is divided into four regions and includes seven corporate sales executives supported by a network of approximately 500 independent sales representatives and grocery brokers. This sales force is responsible for selling the Blue Rhino program to targeted retailers and developing value-added relationships with manufacturers of grills and other barbecue-related products. Blue Rhino's sales managers analyze sales volume by location and coordinate promotions to maximize sales opportunities.

  Systems Support. Through the use of its electronic accounting software BREAS, the Company provides accurate, timely customized invoices and can provide EDI to relieve store managers of processing invoices generated by a local propane distributor. The Company, through the use of its Online Account Sales Information System ("OASIS"), is capable of providing retailers with detailed information regarding sales trends at each of its Blue Rhino locations.

  Customer Service. The Company places a high priority on customer service and as a result has hired a telemarketing service company, Ruppman Marketing Technologies, Inc. ("Ruppman"), to provide customer and retailer assistance. Ruppman is an experienced customer service organization which has provided similar services to a variety of major consumer product companies, including Saturn, Motorola Inc. and Sony Corp. By staffing this function through an experienced outside vendor, the Company believes it provides a vital service to its end-users while taking advantage of the cost savings associated with a dedicated third party provider.

DISTRIBUTOR NETWORK

  In an effort to build a strong national cylinder exchange program, Blue Rhino has sought to attract experienced, well-capitalized, safety conscious propane distributors to service its target gas grilling markets nationwide.

  Distributor Opportunity. Propane distributors have traditionally generated a large part of their sales during cold weather months. Blue Rhino provides distributors with an attractive counter-seasonal propane business and access to major retail accounts in a growing market. The Company continually pursues new relationships and additional locations with existing retail partners to increase the density of each distributor's territory. Blue Rhino personnel are experienced in regulatory matters and assist distributors in completing the permitting and set-up process. The Company established the Distributor Option Plan pursuant to which it has reserved 400,000 shares of its Common Stock for issuance upon the exercise of options granted to distributors. The Company has granted existing distributors options to purchase 240,887 shares under the Distribution Option Plan. The Company, through its Rhino Services, L.L.C. subsidiary, also offers distributors a cooperative propane buying program and cylinder financing program. The Company leases cylinder display racks and subleases handheld computers to its distributors. The cylinder display racks are subject to leases pursuant to which the distributors pay the Company monthly rental payments equal to 1% of the initial purchase price of the display racks for the term of the lease. The distributors are also responsible for maintenance, insurance and risk of loss with respect to the subleased cylinder display racks. The cylinder display rack leases may be terminated by either party on 60 days notice. The distributors pay $1.00 per month for each handheld computer which they sublease from the Company, which is approximately $155 less than the average monthly rents the Company pays on its leases for the handheld computers. Either party may terminate the handheld computer subleases on 60 days notice.

  Distributor Standards. The Company sets standards for and continually monitors its distributors to ensure a high level of account service. Distributors are encouraged to develop an infrastructure sufficient to: (i) complete customer installations within two weeks of receipt of all necessary permits and governmental approvals; (ii) resolve stock-outs within 48 hours;
(iii) respond to emergency requests within 30 minutes; and (iv) refurbish and, when necessary, recertify cylinders according to prescribed standards. The Company helps ensure product quality by regularly checking on distributor compliance with Blue Rhino refilling, packaging, safety and delivery standards.

  Distributor Selection Process. Blue Rhino has selectively identified and pursued high quality distributors through direct contacts and industry trade forums. The Company screens all distributor candidates by reviewing credit reports and safety records and conducting management reference checks. As a result of this thorough selection process, Blue Rhino has replaced only two distributors to date.

  Distributor Services. Blue Rhino employs business development managers to cultivate and manage ongoing distributor relationships, address set-up and servicing problems and provide distributors with marketing feedback and industry updates. Blue Rhino also employs safety and training personnel who provide set-up seminars and safety training. This continuing support allows distributors to concentrate their efforts on opening and servicing retail locations.

  Dedicated Distributors. In order to establish a presence in and rapidly develop certain key markets, the Company has entered into distribution agreements with five distributors dedicated solely to providing Blue Rhino cylinder exchange. Platinum Propane, the Company's largest distributor by locations served and sales revenues generated, covers the Company's south/southeast, Chicago and Los Angeles markets and Ceramic Industries Inc. serves the Houston and Dallas markets. Three recently formed distributors, Caribou Propane, Javelina Propane and Raven Propane service the Pacific northwest, Phoenix and New Jersey/Philadelphia markets, respectively. See "Risk Factors--Potential Conflicts of Interest in Enforcing Remedies Against Distributors Owned by Affiliates."

  Distribution Agreements. The Company has entered into distribution agreements with each of its 53 distributors on substantially similar terms. Pursuant to these agreements, each distributor must meet prescribed service standards and maintain designated amounts of liability insurance naming the Company as an additional insured party. The agreements typically run for a term of five years and may be terminated by the Company if, among other things, the distributor does not meet certain required service levels. Each agreement also includes a two-year non-compete clause in the event an agreement is terminated.

  In connection with the Company's transition from a vertically integrated business model to an independent distributor business model, the Company sold most of its distribution assets to its independent distributors. In most of these sales the purchase price was represented by a promissory note from the distributor to the Company payable monthly over 60 months and bearing 10.5% interest. The Company has a lien on the assets which it sold to the distributors pursuant to security agreements which contain standard representations and covenants intended to protect the Company's security interest. Currently seven distributors owe the Company in the aggregate approximately $1.3 million for the purchase of distribution assets from the Company.

MANAGEMENT INFORMATION SYSTEMS

  The Company has made a substantial investment in MIS which enhances its ability to serve retailers and helps to differentiate the Company from other providers of cylinder exchange and cylinder refill services. Blue Rhino's technology utilizes highly integrated, scalable software applications which cost-effectively support the Company's growing retail location base. The Company's systems also allow the Company to use historical data to further enhance the execution, service and identification of new markets and marketing opportunities. The primary components of the Company's systems include the following:

  Sales and Marketing Support System. In partnership with Information Management System Services ("IMSS"), a subsidiary of R.J. Reynolds Tobacco Company, the Company has developed and implemented a custom relational database and information repository known as OASIS (Online Account Sales Information System). This system facilitates the exchange of information between distributors and the Company and allows the Company to develop a database to track delivery and transaction statistics.

  Distributor Level Technology. Each distributor is electronically linked to the Company's accounting and database systems which allow drivers to provide delivery, inventory and invoicing information through handheld computers. This technology provides retailers with accurate and timely inventory and invoices and assists the distributor in avoiding location stock-outs.

  Financial Systems. The Company uses BREAS, a custom software module which bridges the handheld computers used by the distributors to the Company's accounting and financial reporting system. All delivery transaction information entered into the handheld computers is uploaded routinely into BREAS where it is validated and transmitted to the Company's accounting system for invoice processing. Many retailers are invoiced via EDI, eliminating paper processing of those transactions. The Company pays distributors via electronic deposits to further minimize administrative costs. In connection with a planned enhancement of BREAS, the system will be upgraded to address year 2000 compliance issues. The Company has engaged Integrated Solutions International, L.L.C. to upgrade BREAS and believes that it will be fully operational and in year 2000 compliance within the next six months, however any failure to complete this upgrade by January 1, 2000 could lead to a significant disruption in the Company's ability to account for sales and deliveries, having a material adverse affect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Management Information Systems; Year 2000 Compliance" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

COMPETITION

  The grill cylinder refilling industry is highly fragmented and intensely competitive. The Company competes primarily on the basis of quality of product, service, perceived safety and price. The 1997 BIA Study results indicated that approximately 79% of the retail demand for grill cylinders was provided by traditional propane refilling stations rather than exchange. The Company's primary competition comes from the approximately 20,000 bulk refilling stations owned and operated by propane dealers, as well as certain rental outlets, recreational vehicle centers and hardware stores. Major propane providers such as AmeriGas Propane Partners, L.P. and Suburban Propane Partners, L.P. offer cylinder exchange in limited locations and could expand their cylinder exchange business nationally. These major propane providers have greater resources than the Company and may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than the Company. The Company also competes with numerous regional cylinder exchange programs which typically have operated in one or two states. There can be no assurance that these competitors will not expand their cylinder exchange programs nationwide. Furthermore, there can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Competition."

GOVERNMENTAL REGULATION

  The storing and dispensing of propane is governed by guidelines published by the NFPA in Pamphlets 54 and 58. Recent NFPA initiatives include a requirement that all grill cylinders placed in use or recertified after September 30, 1998 be fitted with an overfill prevention device valve ("OPD Valve") and all grill cylinders refilled after April 2002 have an OPD Valve. The distributor is also governed by local laws and regulations which vary by municipality and state. Typically, a distributor is required to obtain permits from a local fire marshal for each location at which propane is sold. The Company's regional and corporate staffs attempt to assist the distributors in this process whenever feasible. The Company plays an active role in drafting model state legislation through the National Propane Gas Association ("NPGA"), an industry association, which attempts to make state and local legislation uniform to provide consumers, retailers and distributors with up to date and appropriate regulations and safety. See "Risk Factors--Regulation of Propane" and "-- Volatile Product; Potential Product Liability."

PROPRIETARY RIGHTS

  The Company has invested substantial time, effort and capital in establishing the Blue Rhino brand name and believes that its trademarks are an important part of its business strategy. The Company has a trademark for the use of the Blue Rhino name and logo and the RhinoTUFF name and trademark applications pending for Tri-Safe and Fuel Check names. While the Company may apply for additional trademarks or copyrights in the future, no assurance can be given that any trademarks or copyrights will be issued, that any of the Company's trademarks or patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the trademarks or copyrights and other proprietary rights held by the Company. See "Risk Factors--Dependence on Trademarks, Proprietary Information and Copyrights."

LITIGATION

  In the ordinary course of its business, the Company is involved in certain pending or threatened legal proceedings from time to time. In the opinion of management, none of such legal proceedings currently pending or threatened will have a material effect on the financial position or results of operations of the Company. See "Risk Factors--Volatile Product; Potential Product Liability."

EMPLOYEES

  As of July 31, 1998, the Company had 56 employees, of whom 17 were engaged in sales and marketing, 11 in distributor services, five in information systems and 23 in administration and finance. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors--Dependence on Key Personnel."

FACILITIES

  The Company's headquarters are located in Winston-Salem, North Carolina in facilities leased by the Company from Platinum Services Corporation, an entity affiliated with the Corporation by common ownership and control. Pursuant to the terms of the lease, the Company pays annual rent of $82,000, plus its allocable share of all taxes, utilities and maintenance. Although the lease terminates, on December 31, 1998, the Company expects to renew the lease on substantially similar terms for an additional three-year term.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Executive officers and directors of the Company, and their ages as of the date hereof are as follows:

      NAME                      AGE                    POSITION
      ----                      ---                    --------
      Billy D. Prim (1).......   42 Chairman of the Board, President
                                     and Chief Executive Officer
      Andrew J. Filipowski       47
       (1)....................      Vice Chairman
      Mark Castaneda..........   34 Director, Secretary and Chief Financial Officer
      Kay B. Martin...........   45 Vice President, Chief Information Officer
      Richard E. Belmont......   38 Vice President, Sales and Marketing
      Joseph T. Culp..........   41 Vice President, Partner Development
      Steven D. Devick (2)(3).   46 Director
      Craig J. Duchossois        53
       (1)(2).................      Director
      Richard A. Brenner         35
       (2)(3).................      Director
      John H. Muehlstein (3)..   43 Director

--------
(1) Member of the Executive Committee.
(2)Member of the Compensation Committee.
(3)Member of the Audit Committee.

  Billy D. Prim co-founded the Company in March 1994 and has served as its Chief Executive Officer and Chairman of the Board since its incorporation and as its President since January 1996. Mr. Prim also serves as President and Chief Executive Officer and is a 51% stockholder of American Oil and Gas Company, Inc., a North Carolina based holding company which until April 1995 was also a distributor of propane gas, home heating oil, diesel fuel and kerosene. Mr. Prim is a director and part owner of several privately-held companies, including Platinum Propane, Caribou Propane, Javelina Propane and Raven Propane which act as distributors for the Company, and Bison Valve, L.L.C. which borrowed $635,000 from the Company pursuant to a convertible loan. Mr. Prim is also a director of Southern Community Bank & Trust and the NPGA.

  Andrew J. Filipowski co-founded the Company in March 1994 and has served as Vice Chairman of the Board since May 1994. Mr. Filipowski is a co-founder of Platinum Technology, Inc. and has been its Chairman of the Board, President and Chief Executive Officer since its formation in April 1987. Mr. Filipowski is also a director of Platinum Entertainment, Inc., Eagle River Interactive, System Software Associates, Inc. and several privately-held companies including Platinum Propane, Caribou Propane, Javelina Propane and Raven Propane which act as distributors for the Company.

  Mark Castaneda has served as Chief Financial Officer since October 1997 as Secretary since February 1998 and as a director since August 1998. Prior to joining the Company, Mr. Castaneda served as the Vice President of Finance and the Chief Financial Officer for All Star Gas Corporation, from July 1995 until October 1997; served as a Director of Planning and Controller of Skelgas Propane, Inc. from May 1991 to July 1995; and as a certified public accountant with Deloitte & Touche, LLP from June 1986 to May 1991.

  Kay B. Martin has served as Vice President and Chief Information Officer since March 1997. Prior to joining the Company, Ms. Martin served as the Director of Information Resources for R.J. Reynolds Tobacco Company from March 1988 to March 1997.

  Richard E. Belmont has served as Vice President of Sales and Marketing since March 1995. Prior to joining the Company, Mr. Belmont was the product planning manager and parts and product manager with the Char-Broil Division of W.C. Bradley Co. from January 1990 to March 1995. Mr. Belmont is currently a director of the BIA.

  Joseph T. Culp has served as Vice President of Partner Development since November 1995. Prior to joining the Company, Mr. Culp was the general manager of Skelgas Propane, Inc. from February 1994 to November 1995, and as a regional manager for Suburban Propane Partners, L.P. from January 1981 to February 1994.

  Steven D. Devick has served as a director since May 1994. Mr. Devick is the founder of Platinum Entertainment, Inc. and has served as its Chairman of the Board and Chief Executive Officer since January 1992 and as its president since January 1996. Mr. Devick is a director of Platinum Technology, Inc., as well as serving as an officer and director of several privately-held companies.

  Craig J. Duchossois has served as a director since May 1994. Mr. Duchossois has been the Chief Executive Officer of Duchossois Industries, Inc., a privately-held diversified manufacturing and service company since 1995, and as its President from 1986 to 1995. Mr. Duchossois has also served as a director of Platinum Entertainment, Inc., and currently serves as a director of Bissell, Inc. and LaSalle National Bank as well as several privately-held companies, including Bison Valve, L.L.C.

  Richard A. Brenner, has served as a director since August 1998. Mr. Brenner has served as President of Amarr Company since July 1993. Mr. Brenner has served on the Board of Advisors of Wachovia Bank since 1993 and also acts as a board member for several privately-held companies.

  John H. Muehlstein has served as a director since September 1995. Since 1986, Mr. Muehlstein has been a partner of the law firm of Pedersen & Houpt, P.C., legal counsel to the Company. Mr. Muehlstein also serves as a director of Einstein/Noah Bagel Corp., SpinCycle, Inc. and several privately-held companies.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee makes recommendations to the Board of Directors concerning matters of strategic planning and operational management of the Company and has the power to address matters on behalf of the Board of Directors which require attention between meetings of the Board of Directors. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for the Company's officers and employees, administers the 1994 Stock Incentive Plan ("1994 Stock Incentive Plan"), the Company's 1998 Stock Incentive Plan ("1998 Stock Incentive Plan"), Distributor Incentive Stock Option Plan ("Distributor Option Plan") and Non-Employee Director Stock Option Plan ("Director Option Plan"). Prior to September 1997, decisions concerning the compensation of officers were made by the Board of Directors as a whole. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent accountants, reviews the results and scope of the audit and other accounting related services and reviews and evaluates the Company's internal control functions.

DIRECTOR COMPENSATION

  Directors currently receive no cash compensation for their service on the Board of Directors, although they are reimbursed for all reasonable expenses incurred in connection with the performance of their duties as directors. Prior to the consummation of the Initial Public Offering, the directors were eligible to receive stock options under the 1994 Stock Incentive Plan. After the consummation, Directors are currently eligible to receive options under the Director Option Plan. In April 1995, the Company issued to each of six directors an option to purchase 3,781 shares of Common Stock at a purchase price of $4.59 per share and in August 1996 identical grants were made to two additional directors. The Board of Directors has approved an annual grant under the Director Option Plan to each director of an option to purchase 1,000 shares of Common Stock at a price per share equal to the fair market value per share of Common Stock as of the grant date for each quarterly director's meeting which such director attended during the previous year (aggregating a maximum grant of 4,000 options per year). See "--Director Option Plan."

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding compensation paid by the Company for the fiscal year ended July 31, 1998 and 1997 to the Company's Chief Executive Officer and its other executive officers whose total salary plus bonus exceeded $100,000 for such fiscal year ("Named Officers").

                          SUMMARY COMPENSATION TABLE

                                         ANNUAL                   LONG-TERM
                                      COMPENSATION              COMPENSATION
                                     -------------------      -----------------
                                                              SHARES UNDERLYING
   NAME AND PRINCIPAL POSITION       YEAR      SALARY           STOCK OPTIONS
   ---------------------------       ----     --------        -----------------
Billy D. Prim,                       1998     $218,538             43,312
Chief Executive Officer              1997     $125,250             57,088
Richard E. Belmont,                  1998     $112,708             26,890
Vice President Sales and Market-
 ing                                 1997     $106,727              1,890
Joseph T. Culp                       1998     $109,710             26,890
Vice President of Partner Devel-
 opment                              1997     $104,242              1,890
Mark Castaneda (1)                   1998     $ 78,846             32,561
Secretary and Chief Financial Of-
 ficer                               1997     $    --                 --
Kay B. Martin                        1998     $102,288             26,890
Vice President and Chief Informa-    1997     $ 38,712(2)           5,671
 tion Officer

--------
(1) Mr. Castaneda's salary reflects amounts earned from the commencement of his employment in October 1997 through July 1998.
(2) Ms. Martin's salary reflects amounts earned from the commencement of new employment in February 1997 through July 1997.

OPTION GRANTS

  The following table sets forth information on grants of stock options to the Named Officers pursuant to the 1994 Stock Incentive Plan and the 1998 Stock Incentive Plan during fiscal 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                       POTENTIAL REALIZABLE
                                                                         VALUE AT ASSUMED
                                                                           ANNUAL RATES
                         NUMBER OF       % OF                             OF STOCK PRICE
                         SECURITIES  TOTAL OPTIONS EXERCISE              APPRECIATION FOR
                         UNDERLYING   GRANTED TO    PRICE                 OPTION TERM(2)
                          OPTIONS    EMPLOYEES IN    PER    EXPIRATION ---------------------
   NAME                  GRANTED(1)   FISCAL YEAR   SHARE      DATE        5%        10%
   ----                  ----------  ------------- -------- ---------- ---------- ----------
Billy D. Prim...........   40,000        13.6%      $13.00   5/18/08   $  327,025 $  828,746
                            3,312(3)      1.1%      $ 6.61    8/1/07       13,759     34,882
Richard E. Belmont......   25,000         8.5%      $13.00   5/18/08      204,391    517,966
                            1,890(3)      0.6%      $ 6.61    8/1/07        7,852     19,906
Joseph T. Culp..........   25,000         8.5%      $13.00   5/18/08      204,391    517,966
                            1,890(3)      0.6%      $ 6.61    8/1/07        7,852     19,906
Mark Castaneda..........   25,000         8.5%      $13.00   5/18/08      204,391    517,966
                            7,561(3)      2.6%      $ 6.61    8/1/07       31,411     79,633
Kay B. Martin...........   25,000         8.5%      $13.00   5/18/08      204,391    517,966
                            1,890(3)      0.6%      $ 6.61    8/1/07        7,852     19,906

--------
(1) Except as described in note 3 below, Options are granted pursuant to the 1998 Stock Incentive Plan. These options have a term of ten years, are nonqualified stock options and have an exercise price equal to the fair value of the Common Stock on the date of grant. Options vest 25% on each anniversary of the grant date until fully vested and are exercisable upon vesting. In determining the fair market value of the Common Stock for options issued prior to the establishment of a public market for the Common Stock, the Compensation Committee relied on the estimate of the mid point of the estimated range of the offering price for the Common Stock per the Initial Public Offering.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices.
(3) Options were granted pursuant to the 1994 Stock Incentive Plan. These options have a term of ten years, are nonqualified stock options and have an exercise price equal to the actual or estimated fair value of the Common Stock on the date of grant. All options issued under the 1994 Stock Incentive Plan are fully vested and exercisable. In determining the fair market value of the Common Stock, for options issued prior to the establishment of a public market for the Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results and the absence of a market for its Common Stock.

  The following table sets forth information with respect to unexercised stock options granted under the 1994 Stock Incentive Plan as of the end of fiscal 1998. The Named Officers did not exercise any stock options during fiscal 1998.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

                                     NUMBER OF           VALUE OF UNEXERCISED
                                      OPTIONS           IN-THE-MONEY OPTIONS AT
                               HELD AT JULY 31, 1998       JULY 31, 1998(1)
                             ------------------------- -------------------------
   NAME                      EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
   ----                      ----------- ------------- ----------- -------------
Billy D. Prim...............   64,180       40,000      $585,144     $120,000
Richard E. Belmont..........   15,122       25,000      $164,901     $ 75,000
Joseph T. Culp..............   15,122       25,000      $164,901     $ 75,000
Mark Castaneda..............    7,561       25,000      $ 70,978     $ 75,000
Kay B. Martin...............    7,561       25,000      $ 70,978     $ 75,000

--------
(1) Calculated by determining the difference between the fair market value of the securities underlying the options at July 31, 1998 of $16.00 per share and the exercise price of the Named Officer's options.

1994 STOCK INCENTIVE PLAN

  The 1994 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders in December 1994 and has 181,853 shares of Common Stock reserved for issuance upon the exercise of Options granted thereunder. As of July 31, 1998, Options to purchase 181,853 shares of Common Stock at a weighted average exercise price of $6.03 per share were outstanding under the 1994 Stock Incentive Plan. Upon consummation of the Initial Public Offering, the Company accelerated the vesting of all outstanding Options under its 1994 Stock Incentive Plan. No additional options, stock appreciation rights, restricted stock or deferred stock will be granted under the 1994 Stock Incentive Plan.

1998 STOCK INCENTIVE PLAN

  The Board of Directors has adopted and the stockholders have approved the 1998 Stock Incentive Plan effective as of May 18, 1998. The Company has reserved 300,000 shares of Common Stock for issuance upon the exercise of options to be granted under the 1998 Stock Incentive Plan. As of April 30, 1998 no options were outstanding under this Plan. In May 1998 the Company granted options to purchase 275,300 Common Shares at an exercise price of $13.00 per share. Pursuant to the 1998 Stock Incentive Plan, the Company may make grants of options to officers, employees, consultants and advisors of the Company to encourage them to acquire a proprietary interest in the Company and to generate an increased incentive to contribute to the Company's future success and prosperity. Options granted under the 1998 Stock Incentive Plan are not "qualified stock options," as that term is defined in Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee of the Board of Directors is the administrator for the 1998 Stock Incentive Plan and has the power to select officers, employees, consultants and advisors for participation, determine the number of shares of Common Stock subject to each grant and the vesting, price and terms of exercise for each option granted thereunder. The Compensation Committee also may adjust the number of shares of Common Stock subject to option grants in case of stock dividends, stock splits, recapitalizations and other similar events. Options may not be assigned or transferred except by will or operation of the laws of descent and distribution. Subject to vesting requirements, options granted under the 1998 Stock Incentive Plan may be exercised only by the participant, with certain exceptions in the event of death during his or her employment with or engagement by the Company.

DIRECTOR OPTION PLAN

  All non-employee directors are entitled to participate in the Non-Employee Director Stock Option Plan (the "Director Option Plan"). The Director Option Plan was adopted by the Board of Directors and approved by the stockholders in November 1997, and became effective on May 18, 1998. The Company has reserved 100,000 shares of Common Stock for issuance under the Director Option Plan. The Board of Directors has approved an annual grant to each Director under the Director Option Plan of options to purchase 4,000 shares of Common Stock at a price per share equal to the fair market value per share of the Common Stock as of the grant date consisting of 1,000 shares for each quarterly board meeting such director attended during the previous year. One third of these options will vest on each of the first three anniversaries of the grant date. Currently no options are outstanding under this plan. See "--Director Compensation."

  Options granted under the Director Option Plan are not "qualified stock options," as that term is defined in Section 422(b) of the Code. The Compensation Committee of the Board of Directors administers the Director Option Plan and has the power to adjust the number of shares of Common Stock subject to option grants in case of stock dividends, stock splits, recapitalizations and other similar events. Each option granted under the Director Option Plan is exercisable for a period not to exceed ten years from the date of grant and shall lapse upon expiration of such period. Options may not be assigned or transferred except by will or operation of the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee.

DISTRIBUTOR OPTION PLAN

  In November 1997, the Board of Directors adopted and the stockholders approved the Distributor Incentive Stock Option Plan (the "Distributor Option Plan") which became effective on May 18, 1998. The Company has reserved 400,000 shares of Common Stock for issuance upon the exercise of options granted under the Distributor Option Plan. In May 1998, the Company granted Options to purchase 240,887 shares of Common Stock to existing Blue Rhino distributors at an exercise price equal to $13.00 per share. Blue Rhino distributors and their stockholders, partners, members, directors, general partners, managers, officers, employees and consultants are eligible to receive options under the Distributor Option Plan.

  Blue Rhino adopted the Distributor Option Plan to assist in attracting and retaining distributors, provide distributors an incentive to offer quality service to and increase the number of Blue Rhino customer accounts and to promote the identification of the distributor's interests with those of the Company's stockholders. Options issued under the Distributor Option Plan will not be "qualified stock options" as that term is defined in Section 422(b) of the Code, nor is the Distributor Option Plan an "employee benefit plan" as that term is defined under Rule 405 promulgated under the Securities Act. The Compensation Committee of the Board of Directors administers the Distributor Option Plan and has the power to select distributors for participation and to determine the number of shares of Common Stock subject to each grant. The exercise price for options granted to distributors under the Distributor Option Plan will be the market price of the Company's Common Stock on the date of the option grant. Options granted under the Distributor Option Plan will typically have a term of ten years and vest over four years with 25% vesting on the first anniversary of the end of the quarter during which the options were granted and on each subsequent end of quarter anniversary thereafter until fully vested. The Company intends to register the shares of Common Stock reserved for sale to distributors upon the exercise of vested options granted under the Distributor Option Plan. In the event the Company does not or is unable to register shares in a sufficient number to issue to distributors upon their exercise of vested options issued under the Distributor Option Plan, the options shall be exercisable only in the event exemptions from registration under the Securities Act and state "blue sky" laws exist for the issuance of shares upon the exercise of the option.

401(K) PLAN

  The Company's employees participate in the Platinum Service Corporation 401(k) plan, a multi-employer plan established in July 1994 to serve employees of Blue Rhino and its subsidiaries, Platinum Propane and its subsidiaries and Platinum Rotisserie, Inc., and its subsidiaries. All employees of the Company who have been employed for one year or more are eligible to participate in the plan beginning on the first day of the first fiscal quarter following the completion of 1,000 hours of service. Participants in the 401(k) plan may contribute up to 10% of their total base compensation to the plan. Each employee's interest in contributions of the Company, if any, vests 20% per year of service with the Company. Contributions by the Company are at the Company's discretion and no such contributions have been made to date.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH STOCKHOLDERS AND DIRECTORS

  Billy D. Prim and Andrew J. Filipowski founded the Company in March 1994 contributing the assets of American Cylinder Exchange, Inc. in consideration for 746,692 and 589,792 shares of the Company's Common Stock, respectively.

  In December 1994, the Company sold 1,570,221 shares of Preferred Stock and warrants to purchase 318,650 shares of Common Stock at an exercise price of approximately $0.45 per share for an aggregate purchase price of approximately $6.7 million. The exercise price for the warrants, which were granted as an added incentive to invest in the Company's first round of capital raising, was based upon 1/10 of the then estimated fair market value of the Company's Common Stock. Mr. Prim purchased 3,268 shares of Preferred Stock for $15,000 and Mr. Filipowski purchased 444,630 shares of Preferred Stock and warrants to purchase 127,037 shares of Common Stock for an aggregate purchase price of approximately $2.0 million.

  In May 1995, Messrs. Filipowski and Duchossois, each a director and stockholder of the Company, along with Messrs. Robert S. Steel and Peter H. Huizenga, former directors of the Company, loaned $800,000 in aggregate to Blue Rhino at 7.84% per annum. Each also received a warrant to purchase 2,179 shares of Common Stock at an exercise price of $4.59 per share. The Company has repaid this loan in full. At the same time, Platinum Venture Partners I, L.P. ("PVP"), a stockholder of the Company, loaned the Company $600,000 at 7.84% per annum and received a warrant to purchase 6,537 shares of Common Stock at an exercise price of $4.59 per share. Messrs. Devick, Liautaud, Filipowski, Prim and Duchossois, each a director of the Company, hold a limited partnership interest in PVP. The Company has repaid this loan in full.

  In June 1995, the Company entered into a $6.0 million credit facility with Bank of America, Illinois. Messrs. Prim, Filipowski, Duchossois, Steel and Huizenga executed limited guarantees of this indebtedness and received a warrant to purchase Common Stock at an exercise price of $4.59 per share in consideration therefor. Messrs. Prim, Filipowski and Duchossois each received a warrant to purchase 39,219 shares; Mr. Huizenga received a warrant to purchase 52,293 shares; and Mr. Steel received a warrant to purchase 26,146 shares. In addition, PVP received a warrant to purchase 19,610 shares of Common Stock in connection with this credit facility. The Company has repaid and terminated the credit facility and the obligations of the aforementioned stockholders under the guarantees have lapsed.

  In October 1995, the Company sold 12,575 Units for $1,000 per Unit, each Unit consisting of a 10.5% Senior Discount Note with a face value of $1,364.93 and a warrant to purchase approximately 40 shares of Common Stock at an exercise price of approximately $4.59 per share. Mr. Prim, individually and through affiliates, purchased 25 Units, Mr. Filipowski purchased 200 Units and Mr. Duchossois and his affiliates purchased 1,000 Units. In consideration for their assistance in securing financing, certain individuals received in the aggregate 72,589 warrants to purchase Common Stock at an exercise price of $4.59 per share which included 7,561 warrants issued to Mr. Huizenga and 27,095 warrants issued to Mr. Duchossois and his affiliates. All outstanding Senior Discount Notes were repaid in full with a portion of the proceeds from Initial Public Offering and the warrants were exercised concurrently with the consummation of the Initial Public Offering.

  In June 1996, the Company awarded distributorships for North Carolina, South Carolina, Georgia, Florida and parts of Virginia and Tennessee to Platinum Propane Corporation ("PPC"), an entity indirectly owned and managed by Messrs. Prim and Filipowski. The terms of the distribution agreements are substantially the same as those negotiated with other Blue Rhino distributors. In March 1997, Messrs. Prim and Filipowski contributed the assets and certain liabilities of PPC to Platinum Propane Holding, L.L.C. ("Platinum Propane") in exchange for approximately 40% of the membership interests in Platinum Propane. In March 1997, Platinum Propane raised approximately $4.8 million in a private placement of membership interests pursuant to which Mr. Duchossois and his affiliates invested $375,000. On March 1, 1997, the Company sold 151,229 shares of Common Stock and a warrant to purchase 113,422 shares of Common Stock at an exercise price of $6.61 per share to Platinum Propane for an aggregate purchase price of $1.0 million. At the same time, the Company entered into distributor agreements with subsidiaries of Platinum Propane covering the Chicago, Illinois and Los Angeles, California territories, in addition to the territories previously served by PPC. Messrs. Prim and Filipowski have the ability to select, and currently occupy, two of the seven director positions at Platinum Propane. In fiscal 1996 PPC received approximately $1.6 million, and in fiscal 1997 and 1998, Platinum Propane received approximately $5.3 million and $7.9 million, respectively, from the Company on behalf of cylinder distribution services performed by them. The Company has also entered into display rack financing leases with Platinum Propane requiring lease payments of $12,116 per month as of July 31, 1998.

  From March 1994 until June 1996, the Company leased a 13,000 square foot warehouse and refurbishing facility in Booneville, North Carolina from Mr. Prim. The lease provided for $1,000 rent per month on a triple net basis. The Company also leased equipment at this facility from American Oil and Gas, Inc. of which Messrs. Prim and Filipowski own approximately 91% of the outstanding stock. These leases were assigned to PPC in June 1996.

  Since March 1994, the Company has leased its offices in Winston-Salem, North Carolina from Platinum Services Corporation, an entity owned 65% by Mr. Filipowski, 30% by Mr. Prim and 5% by Mr. S. H. Fogleman III, a former director. Pursuant to the terms of the lease, the Company pays annual rent of $82,000, plus its allocable share of all taxes, utilities and maintenance. Although the lease terminates on December 31, 1998, the Company expects to renew the lease on substantially similar terms for an additional three year term.

  In January 1998, Messrs. Filipowski, Duchossois along with James Liautaud, a stockholder and former director, and Lennard Carlson, a stockholder, collectively loaned the Company $3.25 million (the "1998 Stockholder Loans") which accrued interest at 10.5% per annum until May 1998 when they were repaid in full with a portion of the proceeds from the Initial Public Offering. Messrs. Filipowski, Duchossois, Liautaud and Carlson also received warrants to purchase approximately 0.08 shares of Common Stock for every $3.00 they loaned to the Company for a total of 81,913 shares (the "1998 Warrants"). The 1998 Warrants may be exercised prior to December 31, 2008 at a price per share of $13.00.

  The Company entered into distribution agreements in February 1998 with Caribou Propane and Javelina Propane to service its Pacific northwest and Phoenix markets respectively and in May 1998 with Raven Propane to service its Philadelphia/New Jersey markets. Messrs. Prim and Filipowski own 45% of the membership interests in Caribou Propane, Javelina Propane and Raven Propane. The terms of the distribution agreements are substantially the same as those negotiated with other Blue Rhino distributors. In fiscal 1998, Caribou Propane, Javelina Propane and Raven Propane received approximately $31,000, $118,000 and $381,000, respectively from the Company on behalf of cylinder distribution services performed by them.

  In May 1998, the Company granted Caribou Propane, Javelina Propane, Platinum Propane and Raven Propane options to purchase 4,600, 5,282, 74,461 and 10,051 shares of Common Stock respectively under the Distributor Option Plan. These options vest 25% on July 31, 1999 and each July 31st thereafter until fully vested and may be exercised at a price of $13.00 per share on or before May 18, 2008.

  Mr. Muehlstein, a director of the Company, is also a stockholder in the firm of Pedersen & Houpt, P.C., legal counsel to the Company.

  The Company believes that the foregoing transactions with directors, officers, stockholders and other affiliates were completed on terms as favorable to the Company as could have been obtained from unaffiliated third parties. The Company has adopted a policy that it will not enter into any material transaction in which a Company director, officer or stockholder has a direct or indirect financial interest, unless the transaction is determined by the Company's Board of Directors to be fair as to the Company or is approved by a majority of the Company's disinterested directors or by the Company's stockholders.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Common Stock as of August 31, 1998 and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person known by the Company to own beneficially more than 5% of the Common Stock; (ii) each director of the Company; (iii) each Named Officer; and (iv) all executive officers and directors as a group.

                                                  SHARES
                                               BENEFICIALLY         SHARES
                                              OWNED PRIOR TO     BENEFICIALLY
                                                    THE         OWNED AFTER THE
                                              OFFERING(1)(2)    OFFERING(1)(3)
                                             ----------------- -----------------
NAME AND ADDRESS                              NUMBER   PERCENT  NUMBER   PERCENT
----------------                             --------- ------- --------- -------
DIRECTORS AND OFFICERS:
Andrew J. Filipowski(4)
  1815 S. Meyers Road
  Oakbrook Terrace, IL 60181 ..............  1,851,869  23.4%  1,851,869  20.8%
Billy D. Prim(5)
  104 Cambridge Plaza Drive
  Winston-Salem, NC 27104..................  1,344,497  17.0%  1,344,497  15.1%
Craig J. Duchossois(6)
  845 Larch Avenue
  Elmhurst, IL 60126.......................    404,078   5.1%    404,078   4.5%
Richard E. Belmont(7)
  104 Cambridge Plaza Drive
  Winston-Salem, NC 27104..................     15,122    *       15,122    *
Richard A. Brenner
  464 Sheffield Drive
  Winston-Salem, NC 27104..................      8,665    *        8,665    *
Joseph T. Culp(8)
  104 Cambridge Plaza Drive
  Winston-Salem, NC 27104..................     15,422    *       15,422    *
Mark Castaneda(9)
  104 Cambridge Plaza Drive
  Winston-Salem, NC 27104..................      8,061    *        8,061    *
John H. Muehlstein(7)
  161 N. Clark Street, Suite 3100
  Chicago, IL 60601........................      3,781    *        3,781    *
Steven D. Devick(10)
  2001 Butterfield Road, Suite 1400
  Downers Grove, IL 60515..................    332,119   4.2%    332,119   3.7%
Kay B. Martin(11)
  104 Cambridge Plaza Drive
  Winston-Salem, NC 27104..................      8,561    *        8,561    *
Directors and executive officers as a group
 (10 individuals)..........................  3,240,755  41.0%  3,240,755  36.4%

--------
    * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name.
 (2) The Shares Beneficially Owned Prior to the Offering reflects 7,630,873 shares outstanding, 81,913 shares issuable upon the exercise of the 1998 Warrants and 181,853 shares issuable upon the exercise of vested options as of September 30, 1998.
 (3) The Shares Beneficially Owned After the Offering reflects the issuance of up to 1,000,000 shares of Common Stock pursuant to the offering.
 (4) Includes 1,029,879 shares of Common Stock owned by Mr. Filipowski, 18,903 shares of Common Stock issuable upon the exercise of vested Options under the 1994 Stock Incentive Plan held by Mr. Filipowski, 36,546 shares of Common Stock to be issued upon exercise of the 1998 Warrants, 216,127 shares of Common Stock owned by American Oil and Gas, Inc., of which Mr. Filipowski owns 40% of the issued and outstanding shares, 206,955 shares owned by Platinum Propane, of which Mr. Filipowski acts as a director and indirectly owns 16% of the membership interests, 328,338 shares of Common Stock owned by Platinum Venture Partners I, L.P. ("PVP"), the general partner of which is Platinum Venture Partners, Inc. ("PVP, Inc."), a corporation of which Mr. Filipowski owns 22.5% of the shares and serves as a director, 1,890 shares of Common Stock beneficially owned by Jennifer R. Filipowski, 1,890 shares of Common Stock beneficially owned by Mr. Filipowski as trustee on behalf of the Andrew E. Filipowski Trust, 1,890 shares of Common Stock beneficially owned by Veronica Champney as trustee on behalf of the Alexandra Filipowski Trust, 1,890 shares of Common Stock beneficially owned by Veronica Champney as trustee on behalf of the James Meadows Trust and 7,561 shares of Common Stock beneficially owned by Veronica Champney.
 (5) Includes 845,894 shares of Common Stock held by Mr. Prim, 64,180 shares of Common Stock issuable upon the exercise of vested Options under the 1994 Stock Incentive Plan held by Mr. Prim, 216,127 shares of Common Stock owned by American Oil and Gas, Inc., of which Mr. Prim owns 51% of the issued and outstanding shares and has voting control, 206,955 shares owned by Platinum Propane, of which Mr. Prim acts as a director and indirectly owns 20.4% of the membership interests, 7,561 shares of Common Stock beneficially owned by Debbie W. Prim, 1,890 shares of Common Stock beneficially owned by Debbie W. Prim as trustee on behalf of Sarcanda Westmoreland and 1,890 shares of Common Stock beneficially owned by Debbie W. Prim as trustee on behalf of Anthony G. Westmoreland.
 (6) Includes 285,446 shares of Common Stock beneficially owned by the Craig Duchossois Revocable Trust of which Mr. Duchossois is the trustee, 36,546 shares of Common Stock to be issued upon exercise of the 1998 Warrants, includes 2,500 shares of Common Stock beneficially owned by R. Bruce Duchossois over which Mr. Duchossois has voting and investment control includes 3,781 shares of Common Stock issuable upon the exercise of vested options held by Mr. Duchossois, and 75,805 shares of Common Stock beneficially owned by the Kimberly Family Discretionary Trust over which Mr. Duchossois has voting and investment control.
 (7) Represents the number of shares issuable upon the exercise of vested
     Options.
 (8) Includes 300 shares of Common Stock owned by Mr. Culp and 15,122 shares of Common Stock issuable upon the exercise of vested Options held by Mr. Culp.
 (9) Includes 500 shares of Common Stock owned by Mr. Castaneda and 8,061 shares of Common Stock issuable upon the exercise of vested Options held by Mr. Castaneda.
(10) Includes 3,781 shares issuable upon the exercise of vested Options held by Mr. Devick and 328,338 shares owned beneficially by PVP, the general partner of which is PVP, Inc.
(11) Includes 1,000 shares of Common Stock owned by Ms. Martin and 8,561 shares of Common Stock issuable upon the exercise of vested Options held by Ms. Martin.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock having a par value of $0.001 per share and 20,000,000 shares of "blank check" preferred stock having a par value of $0.001 per share.

  The following description of the Company's capital stock and certain provisions of Company's Second Amended and Restated Certificate of Incorporation (the "Charter") and the Company's By-laws is qualified in its entirety by the provisions of the Charter and By-laws (which are included as exhibits to the Registration Statement of which this Prospectus is a part) and the General Corporation Law of the State of Delaware (the "DGCL").

COMMON STOCK

  All outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Thus, the owners of a majority of the Common Stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of holders of any future series of Preferred Stock that may be designated, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in a liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends if, as and when declared by the Board. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences. See "Risk Factors--Control by Existing Stockholders."

1998 WARRANTS

  The 1998 Warrants represent the rights of the holders to purchase in the aggregate 81,913 shares of Common Stock at an exercise price of $13.00 per share. The 1998 Warrants are exercisable until December 31, 2008.

REGISTRATION RIGHTS

  Pursuant to the terms of an Amended and Restated Registration Rights Agreement dated March 1, 1997 among the Company and certain of its stockholders and the Asset Purchase Agreement dated December 9, 1997 between the Company and Bison Propane Bottle Exchange, L.L.C., stockholders who held approximately 2,758,000 shares of Common Stock are entitled to certain registration rights, at the Company's expense, with respect to such shares. All such rights have been waived in connection with the registration of shares covered by this Prospectus.

PREFERRED STOCK

  The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to 20,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares. In addition, the terms of the preferred stock and the rights of the holders of Preferred Stock may adversely affect the rights of the holders of Common Stock. While the Company has no present intention to issue shares of preferred stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.

LOCK UP AGREEMENTS

  Certain stockholders of the Company, including the executive officers and directors, who own in the aggregate 3,577,438 shares of Common Stock have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, the managing underwriter of the Initial Public Offering, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock owned by them prior to November 16, 1998. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for or any other rights to purchase or acquire Common Stock prior to November 16, 1998, except that the Company may issue shares upon the exercise of options granted prior to May 18, 1998, and may grant additional options under its stock option plans, provided, that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period. On November 16, 1998, all of the shares of Common Stock subject to such agreements will be eligible for sale subject, in certain cases, to certain volume and other limitations of Rule 144 under the Securities Act applicable to affiliates of the Company. The Company has obtained the consent of Hambrecht & Quist LLC to offer the shares covered by this Prospectus.

  In addition, the Company may from time to time, in an effort to maintain an orderly market in the Common Stock, negotiate agreements with persons receiving Common Stock covered by this Prospectus that will limit the number of shares that may be sold by such persons at specified intervals. Such agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and certain persons party to such agreements may not otherwise be subject to such Securities Act requirements. The Company anticipates that, in general, such negotiated agreements will be of limited duration and will permit the recipients of Common Stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

CERTAIN PROVISIONS OF DELAWARE LAW

  Business Combination Provision. The Company is subject to the provisions of
Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  Limitation on Liability. As permitted by the provisions of the DGCL, the Charter eliminates, in certain circumstances, the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director: (i) for a breach of a director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability arising under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or
(iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

  If the DGCL is amended to authorize a further limitation or elimination of the liability of directors or officers, then the liability of a director or officer of the Company shall, in addition to the limitation of personal liability provided in the Charter, be limited or eliminated to the fullest extent permitted by the DGCL, as from time to time amended.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF CHARTER AND BY-LAWS

  Certain provisions of the Company's Charter and By-laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging a third party from acquiring control of the Company, they may inhibit fluctuations in the market price of shares of Common Stock that could otherwise result from actual or rumored takeover attempts and, therefore could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and of preventing changes in the management of the Company.

  Election and Removal of Directors. The Company's Board of Directors is divided into three classes of directors serving staggered three year terms, thereby preventing a change in a majority of the Board in any single year. Ordinary vacancies in the Board may be filled by the affirmative vote of the Board members then in office.

  Stockholder Consent. The Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, the Charter provides that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the Board, the Chairman of the Board or the President. Stockholders desiring to nominate persons for the election of directors or to have other business placed on the agenda of a meeting of the stockholders must give written notice to the Board of Directors of such request 90 days in advance of the date that notice of such meeting will be sent to all stockholders.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is LaSalle National Bank, Chicago, Illinois.

                                 LEGAL MATTERS

  The legality of the Common Stock being offered hereby will be passed upon for the Company by Pedersen & Houpt, P.C., Chicago, Illinois ("Pedersen & Houpt"). John H. Muehlstein, a director of the Company, is also a stockholder of Pedersen & Houpt.

                                    EXPERTS

  The consolidated financial statements of the Company as of July 31, 1997 and 1998 and for each of the three fiscal years in the period ended July 31, 1998 included in this Prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants as stated in their report appearing herein and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing. The financial information appearing in this Prospectus as of July 31, 1995 and July 28, 1996 and for the fiscal year ended July 31, 1995 have been audited by PricewaterhouseCoopers, LLP, independent accountants and are included in reliance upon the authority of that firm as experts in accounting and auditing.

  The financial information appearing in this Prospectus for the period July 1, 1994 (date of commencement of operations) through July 31, 1994 has been audited by The Daniel Professional Group, Inc., independent auditors, and is included in reliance upon the authority of that firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                             BLUE RHINO CORPORATION

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets as of July 31, 1997 and 1998.................. F-3
Consolidated Statements of Operations for the Fiscal Years Ended July 28,
 1996, and July 31, 1997 and 1998......................................... F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for
 the Fiscal Years Ended July 28, 1996, and July 31, 1997 and 1998......... F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended July 28,
 1996, and July 31, 1997 and 1998......................................... F-6
Notes to Consolidated Financial Statements................................ F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of and Stockholders of Blue Rhino Corporation:

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Blue Rhino Corporation and its subsidiaries at July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
September 22, 1998

                             BLUE RHINO CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                          AS OF JULY 31, 1997 AND 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                          ASSETS                              1997      1998
                          ------                            --------  --------
Cash and cash equivalents.................................. $    325  $  5,908
Trade accounts receivable, net.............................    3,110     7,771
Cylinder inventories.......................................      220     2,377
Notes receivable...........................................      417       540
Prepaid expenses and other current assets..................       81       487
                                                            --------  --------
    Total current assets...................................    4,153    17,083
Property and equipment, net................................    4,438     8,418
Notes receivable...........................................    1,196     1,424
Intangibles, net...........................................      104     3,532
Other assets...............................................       83       120
                                                            --------  --------
    Total assets........................................... $  9,974  $ 30,577
                                                            ========  ========
       LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED
         STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
       ---------------------------------------------
Trade accounts payable..................................... $  2,407  $  4,421
Acquisition notes payable..................................       81       212
Current portion of long-term debt and capital lease
 obligations...............................................      165       286
Accrued liabilities........................................      763       475
                                                            --------  --------
    Total current liabilities..............................    3,416     5,394
Long-term debt, less current maturities....................   15,142       104
Notes payable to bank......................................      840       --
Capital lease obligations, less current maturities.........      128       156
                                                            --------  --------
    Total liabilities......................................   19,526     5,654
                                                            --------  --------
Commitments
Convertible redeemable preferred stock.....................    8,936       --
                                                            --------  --------
Stockholders' equity (deficit):
  Common stock, $0.001 par value, 100,000,000 shares
   authorized, 1,778,921 and 7,630,873 shares issued and
   outstanding at July 31, 1997 and 1998, respectively.....        2         8
  Additional paid-in capital...............................      332    46,320
  Accumulated deficit......................................  (18,822)  (21,405)
                                                            --------  --------
    Total stockholders' equity (deficit)...................  (18,488)   24,923
                                                            --------  --------
    Total liabilities, convertible redeemable preferred
     stock and stockholders'
     equity (deficit)...................................... $  9,974  $ 30,577
                                                            ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

      FOR THE FISCAL YEARS ENDED JULY 28, 1996, AND JULY 31, 1997 AND 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                       FISCAL YEARS ENDED
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
Net sales--distributors............................. $ 2,386  $13,060  $27,372
Net sales--direct...................................   5,830    1,151      --
                                                     -------  -------  -------
    Total net sales.................................   8,216   14,211   27,372
                                                     -------  -------  -------
Cost of sales:
  Cost of sales--distributors.......................   1,811    9,873   20,525
  Cost of sales--direct.............................   6,089    1,771      --
                                                     -------  -------  -------
    Total cost of sales.............................   7,900   11,644   20,525
                                                     -------  -------  -------
    Gross profit....................................     316    2,567    6,847
                                                     -------  -------  -------
Operating expenses (income):
  Sales and marketing...............................   1,112    1,950    2,392
  General and administrative........................   3,192    3,022    3,591
  Lease income, net.................................     (89)    (143)     (81)
  Depreciation and amortization.....................     868      873    1,278
  Nonrecurring charges..............................   1,363      970      563
                                                     -------  -------  -------
    Total operating expenses........................   6,446    6,672    7,743
                                                     -------  -------  -------
    Loss from operations............................  (6,130)  (4,105)    (896)
Other expenses (income):
  Interest expense..................................   1,469    1,665    1,707
  Other income, net.................................    (168)    (186)    (234)
                                                     -------  -------  -------
    Net loss........................................ $(7,431) $(5,584) $(2,369)
                                                     =======  =======  =======
Basic and diluted loss per common share............. $ (4.96) $ (3.74) $ (1.01)
                                                     =======  =======  =======
Weighted average common shares used in computing
 basic
 and diluted loss per common share..................   1,628    1,678    2,945
                                                     =======  =======  =======


   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

      FOR THE FISCAL YEARS ENDED JULY 28, 1996 AND, JULY 31, 1997 AND 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                  COMMON       ADDITIONAL
                             -----------------  PAID-IN   ACCUMULATED
                              SHARES    AMOUNT  CAPITAL     DEFICIT    TOTAL
                             ---------  ------ ---------- ----------- --------
Balances, July 31, 1995....  1,687,428   $ 2    $    20    $ (5,171)  $ (5,149)
Cancellation of restricted
 stock for nonvested
 terminations..............    (59,735)  --          (1)        --          (1)
Preferred dividends........        --    --         --         (636)      (636)
Net loss...................        --    --         --       (7,431)    (7,431)
                             ---------   ---    -------    --------   --------
Balances, July 28, 1996....  1,627,693     2         19     (13,238)   (13,217)
Issuance of common stock...    151,227   --       1,000         --       1,000
Preferred dividends........        --    --        (687)        --        (687)
Net loss...................        --    --         --       (5,584)    (5,584)
                             ---------   ---    -------    --------   --------
Balances, July 31, 1997....  1,778,920     2        332     (18,822)   (18,488)
Preferred dividends........        --              (332)       (264)      (596)
Issuance of common stock in
 connection with Initial
 Public Offering, net of
 offering expenses of
 $4,320....................  3,105,000     3     36,042         --      36,045
Compensation expense
 related to stock option
 plan......................        --    --         --           50         50
Conversion of preferred
 stock and preferred
 dividends.................  1,750,472     2      9,528         --       9,530
Exercise of warrants.......    938,789     1        --          --           1
Issuance of common stock as
 partial consideration for
 an acquisition............     57,692   --         750         --         750
Net loss...................        --    --         --       (2,369)    (2,369)
                             ---------   ---    -------    --------   --------
Balances, July 31, 1998....  7,630,873   $ 8    $46,320    $(21,405)  $ 24,923
                             =========   ===    =======    ========   ========


   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        FOR THE FISCAL YEARS ENDED JULY 28, 1996, JULY 31, 1997 AND 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                       FISCAL YEARS ENDED
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
Cash flows from operating activities:
  Net loss.......................................... $(7,431) $(5,584) $(2,369)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Accretion on senior discount notes..............   1,049    1,489    1,378
    Depreciation and amortization...................     868      873    1,278
    Nonrecurring charges............................   1,268      963      285
    Compensation expense related to Distributor
     Option Plan....................................     --       --        50
    Changes in operating assets and liabilities, net
     of business
     acquisitions:
      Trade accounts receivable.....................    (990)  (1,186)  (4,661)
      Cylinder inventories..........................    (473)     127   (1,726)
      Other current assets..........................      35      166     (389)
      Accounts payable..............................     624    1,045    1,516
      Accrued liabilities...........................    (120)     (85)    (261)
                                                     -------  -------  -------
        Net cash used in operating activities.......  (5,170)  (2,192)  (4,899)
                                                     -------  -------  -------
Cash flows from investing activities:
  Business acquisitions.............................     --       --    (3,640)
  Payment of organizational costs...................     --       --       (25)
  Proceeds from disposal of cylinders...............      29      340      --
  Purchases of property and equipment...............  (1,840)    (537)  (2,283)
  Proceeds from disposal of property and equipment..     360      159       65
  Issuance of note receivable.......................     --       --      (635)
  Collections on notes receivable...................      58      380      496
                                                     -------  -------  -------
        Net cash (used in) provided by investing
         activities.................................  (1,393)     342   (6,022)
                                                     -------  -------  -------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of
   expenses paid of $3,947 in 1998..................     --     1,000   36,418
  Proceeds from issuance of preferred stock.........     100      400      --
  Proceeds from issuance of senior discount notes...  12,575      --       --
  Repayment of senior discount notes................     --       --   (16,491)
  Proceeds from stockholder loans...................     --       --     3,250
  Payments of Stockholder loans.....................     --       --    (3,250)
  Proceeds from notes payable to bank...............   2,700    3,995    8,411
  Payments on notes payable to bank.................  (4,900)  (3,155)  (9,251)
  Payment on cylinder display lease facility........     --       --    (2,119)
  Payments on acquisition notes payable.............    (669)     (90)    (108)
  Payment of debt issuance costs....................     (57)     (58)    (108)
  Repayment of note payable to vendor...............    (948)    (752)     --
  Payments on long-term debt and capital lease
   obligations......................................  (1,321)    (291)    (248)
                                                     -------  -------  -------
        Net cash provided by financing activities...   7,480    1,049   16,504
                                                     -------  -------  -------
  Increase (decrease) in cash and cash equivalents..     917     (801)   5,583
  Cash and cash equivalents at beginning of period..     209    1,126      325
                                                     -------  -------  -------
  Cash and cash equivalents at end of period........ $ 1,126  $   325  $ 5,908
                                                     =======  =======  =======
Supplemental disclosure of cash paid for:
  Interest.......................................... $   428  $   176  $   342
                                                     =======  =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            BLUE RHINO CORPORATION

       FOR THE FISCAL YEARS ENDED JULY 28, 1996, JULY 31, 1997 AND 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Supplemental schedule of non-cash investing and financing activities:

  During the fiscal years ended July 28, 1996, and July 31, 1997 and 1998, the Company entered into capital lease obligations in the amounts of approximately $541, $243, and $306, respectively, for computers, vehicles and certain equipment.

  In connection with the conversion to an independent distributor network, as further discussed in Note 1, the Company consummated the following transactions:

  . During the fiscal year ended July 31, 1997, the Company transferred capital leases to distributors for vehicles with remaining book values of $351 and remaining obligations of approximately $344.

  . In the fiscal years ended July 31, 1997 and 1998, the Company sold cylinders and certain equipment aggregating approximately $310 and $224, respectively, in exchange for notes receivable from distributors (Notes 4 and 15).

  . In the fiscal year ended July 31, 1997, certain assets approximating $70 were reclassified as notes receivable.

  During the fiscal year ended July 31, 1998, the Company purchased certain assets from existing cylinder exchange companies under various agreements which have been recorded as follows (Note 5):

             Property and equipment........... $   774
             Cylinders........................     439
             Intangibles......................   3,495
                                               -------
                                               $ 4,708
                                               =======
             Cash paid........................ $ 3,640
             Common stock issued..............     750
             Acquisition notes payable........     318
                                               -------
                                               $ 4,708
                                               =======

  The Company accreted preferred dividends from paid in capital and accumulated deficit of $636, $687 and $596 for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998, respectively.

  The Company has unpaid costs associated with its Initial Public Offering of $373 outstanding at July 31, 1998.

  The Company financed the premiums on certain insurance policies in the amount of $164.


   The accompanying notes are an integral part of the consolidated financial statements.

                            BLUE RHINO CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

  Blue Rhino Corporation (the "Company" or "Blue Rhino") was founded in March 1994 and commenced operations on July 1, 1994. The Company has become the leading provider of grill cylinder exchange in the United States offering consumers a convenient means to obtain fuel for their barbecue grills. The Company currently offers three types of grill cylinder transactions: (i) like for like cylinder exchanges; (ii) cylinders with valve upgrades offering additional safety features; and (iii) outright cylinder sales. The Company originally focused on serving markets in the southeastern United States and has since developed a network of independent distributors which deliver Blue Rhino grill cylinder exchange to retail locations across the United States.

  Since its formation, the Company has focused on creating an infrastructure to support its nationwide cylinder exchange program. Initially, the Company developed a vertically integrated operation, purchasing and leasing grill cylinders, cylinder displays, filling sites, refurbishing equipment and delivery trucks while at the same time developing a sales, marketing and management information systems ("MIS") infrastructure. In March 1996, the Company began to transition from a vertically integrated business model to an independent distributor business model in order to implement its cylinder exchange program in a more capital efficient manner and to accelerate development of its program. At this time, the Company began to dispose of distribution assets and began to enter into exclusive agreements with independent distributors to refurbish and refill cylinders and service Blue Rhino's retail accounts. As a result, the Company has significantly accelerated the growth of its nationwide service, pursued additional retailer relationships and invested in the sales, marketing and MIS infrastructure to support its growing cylinder exchange program. The Company expects to focus future capital investments on cylinders, cylinder displays and continued enhancement of its MIS. The transition to a 100% independent distributor network was completed in the fourth quarter of fiscal 1997.

  While the Company believes that it has created the infrastructure necessary to support a nationwide cylinder exchange program, development of this infrastructure has resulted in an accumulated deficit of approximately $21.4 million as of July 31, 1998. Management believes that by leveraging the distributors' existing infrastructure the Company has eliminated significant capital requirements necessary to support the geographic expansion and further penetration throughout the nation's significant demographic markets. Management believes that the existing infrastructure and independent distribution business model will improve future cash flows.

  These consolidated financial statements include the accounts of Blue Rhino and its wholly owned subsidiaries Rhino Services, L.L.C., formed in March 1997 and CPD Associates, Inc., formed in March 1998. All intercompany transactions and balances have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Revenue Recognition--Revenues are recognized upon delivery of cylinders to customer locations. Sales returns, which are immaterial, occur principally upon removal of cylinders and deinstallation of cylinder displays from customer locations.

  Cash and Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consisting of certificates of deposit totaled $115 and $1,126 at July 31, 1997 and 1998, respectively.

  Trade Accounts Receivable, Net--Trade accounts receivable, net include allowances for doubtful accounts of approximately $154, and $264 at July 31, 1997 and 1998, respectively.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  Cylinder Inventories--Cylinder inventories are valued at the lower of cost or market determined on a first-in, first-out (FIFO) basis and represent cylinders held for sale.

  Property and Equipment, Net--Property and equipment are stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are principally 30 years for buildings and leasehold improvements, 10 years for machinery and equipment, vehicles and cylinder displays, 5 years for computer hardware and 3 years for computer software. Equipment leased under capital leases are amortized over their estimated useful lives.

  In the event that facts and circumstances indicate that the cost of property and equipment, or other long-lived assets may not be recoverable, the estimated future undiscounted cash flows is compared to the asset's carrying value and if less, an impairment loss is recognized in an amount by which the carrying amount exceeds its fair value. As a result of changes the Company made to its business strategy (Note 11), impairments to property and equipment recorded in 1997 and 1998 were $736 and $283, respectively.

  Intangibles, net--Excess cost over fair value of assets acquired (goodwill) is being amortized using the straight-line method, principally over 30 years. Noncompete agreements are being amortized using the straight-line method over the life of the agreements ranging from three to five years. The carrying value of intangible assets is periodically reviewed by the Company, as well as, the amortization period to determine whether the current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. This valuation is performed using the expected future undiscounted cash flows associated with the intangible assets compared to the carrying value to determine if a writedown is required. To the extent such projection indicates that the undiscounted cash flow is not expected to be adequate to recover the carrying amounts, the assets are written down to discounted cash flow.

  Advertising and Promotion--The Company expenses advertising and promotion costs as incurred and these costs are included as sales and marketing expenses. Advertising and promotion costs for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998 were $16, $36 and $114, respectively.

  Income Taxes--Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be realized.

  Financial Instruments--Financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, short-term debt and long-term, variable-rate and fixed-rate debt. The Company estimates the fair value of its long-term, fixed-rate debt using a discounted cash flow analysis based on interest rates for similar types of debt currently available in the marketplace. At July 31, 1997 and 1998 the carrying amounts of the Company's financial instruments approximated their fair values.

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company continually monitors the credit quality of the domestic financial institutions in which temporary investments are maintained. At times, such deposits may be in excess of the FDIC insurance limit. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Due to the geographic dispersion and the high credit quality of the Company's significant customers, credit risk relating to

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

trade accounts receivable is limited. The Company's three largest customers accounted for approximately 46%, 58% and 58%, of sales in the fiscal years ended July 28, 1996, and July 31, 1997 and 1998 as follows:

                                             1996  1997  1998
                                             ----  ----  ----
           Customer A.......................  30%   29%   26%
           Customer B.......................  16    16    16
           Customer C....................... --     13    16
                                             ---   ---   ---
                                              46%   58%   58%
                                             ===   ===   ===

Approximately 32% and 53% of trade accounts receivable at July 31, 1997 and 1998 were from these customers, respectively. If the financial condition and operations of these customers deteriorate, the Company's operating results could be adversely affected.

  Use of Estimates--The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

  Statement of Accounting Standards not yet Adopted--Statement of Financial Accounting Standards ("SFAS") No. 130 ("SFAS No. 130") establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective in Fiscal 1999 for the Company. Management of the Company does not expect SFAS No. 130 to have any impact on the Company's Consolidated Financial Statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). Statement 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. Management of the Company does not expect SFAS No. 131 to have any impact on the Company's consolidated financial statements.

  In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). This statement standardizes the disclosure requirements for pensions and postretirement benefits and will require changes in disclosures of benefit obligations and fair values of plan assets. The Company believes SFAS No. 132 will have no effect on its financial statements as the Company has no pension or postretirement benefit plans.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It also requires entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management of the Company does not expect SFAS No. 133 to have any impact on the Company's consolidated financial statements as the Company does not invest in any derivative instruments or engage in any hedging activities.

  Reclassification--Certain prior year amounts have been reclassified to conform to the presentation adopted in fiscal 1998.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


3. PROPERTY AND EQUIPMENT, NET:

  Property and equipment consists of the following at July 31:

                                                               1997     1998
                                                              -------  -------
      Land................................................... $    20  $    20
      Building and leasehold improvements....................     661      661
      Cylinder displays, including panel graphics............   3,188    7,688
      Machinery and equipment................................   1,361    1,235
      Computer hardware and software.........................     175      654
      Equipment leased under capital leases..................     346      492
                                                              -------  -------
                                                                5,751   10,750
      Less accumulated depreciation and amortization
       (including $65 and $144, respectively, for equipment
       under capital leases).................................  (1,313)  (2,332)
                                                              -------  -------
                                                               $4,438  $ 8,418
                                                              =======  =======

  Depreciation and amortization expense for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998 was $683, $764 and $1,101, respectively.

4. NOTES RECEIVABLE:

  In connection with the conversion to the distributor program discussed in
Note 1, the Company has financed the sale of cylinders and certain equipment principally to distributors, including Platinum Propane Holding, L.L.C. ("PPH") (Note 15), who now service territories previously serviced by the Company. These notes receivable are due at various times through 2002 and are payable monthly with interest ranging from 9.25% to 12.5%.

  On February 12, 1998, the Company loaned $635 to Bison Valve, L.L.C. ("Bison Valve"), an entity formed to market, produce and sell a specialty valve to the Company's distributors and third parties. The loan is convertible into 65% of the membership units of Bison Valve, at $1 per unit, at the option of the Company. In the event of non-conversion the loan accrues interest at 9.5% for four (4) years after which the principal and accrued interest will be amortized over two (2) years.

  The aggregate maturities of these notes receivable at July 31, 1998 are as follows:

             1999.............................. $  540
             2000..............................    350
             2001..............................    432
             2002..............................    510
             2003 and after....................    132
                                                ------
                                                $1,964
                                                ======

  Interest income related to these notes for the fiscal years ended July 31, 1997 and 1998 was approximately $182 and $159, respectively. The notes receivable from the sale of cylinders are collateralized by the cylinders.

5. INTANGIBLES, NET:

  During fiscal 1998, the Company completed a number of acquisitions (the "Acquisitions") for approximately $4.7 million in the aggregate related to assets including cylinders, cylinder display racks and other equipment and the right, title and interest in and to sellers' retail propane cylinder exchange accounts and locations.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  The aggregate purchase price was paid approximately $3.6 million in cash, initially financed with borrowings under the Bank Credit Facility and subsequently repaid with proceeds from the Initial Public Offering, $750 in common stock and $318 in seller financing. Acquisitions have been accounted for under the purchase method and, accordingly, the operating results from these acquisitions have been included in the Company's consolidated financial statements since the dates of acquisition.

  Intangibles consist of the following at July 31:

                                                                   1997   1998
                                                                   ----  ------
      Goodwill.................................................... $124  $3,518
      Noncompete agreements.......................................  --      102
      Accumulated amortization....................................  (20)    (88)
                                                                   ----  ------
                                                                   $104  $3,532
                                                                   ====  ======

  Amortization expense for the fiscal years ended July 28, 1996, July 31, 1997 and 1998 was $8, $14 and $68, respectively.

  The following unaudited pro forma summary presents the financial information as if the acquisitions had occurred on August 1, 1996. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on August 1, 1996, nor it is indicative of future results.

                                                               1997     1998
                                                              -------  -------
      Net sales.............................................. $17,611  $28,717
                                                              =======  =======
      Net loss............................................... $(5,459) $(2,320)
                                                              =======  =======
      Net loss per common share.............................. $ (3.66) $ (0.99)
                                                              =======  =======

6. NOTES PAYABLE TO BANK:

  On December 18, 1997, the Company entered into a short-term loan Agreement (the "Bank Credit Facility") which allows for maximum borrowings up to $9.0 million including a $3.0 million revolving line of credit based on 80% of eligible receivables with a $1.0 million overadvance provision, a $1.0 million capital expenditures line of credit and a $4.0 million acquisition line of credit. These lines of credit mature on November 30, 1998 and bear interest at the prime rate (8.50% at July 31, 1998) plus 0.5%. As of July 31, 1998, the Company had no outstanding borrowings under the Bank Credit Facility.

  The agreement requires payment of a fee of 0.25 percent of the average unused portion of the revolving line of credit, and requires the Company to meet certain covenants, including minimum net worth and earnings before interest, taxes, depreciation and amortization and restricts the level of capital expenditures, as defined. The Company was in compliance with these covenants as of July 31, 1998.

  The Bank Credit Facility was amended at July 30, 1998 to remove certain covenants, release the guarantees of a principal stockholder and an entity affiliated with certain principal stockholders and to waive a violation of the cash flow ratio as of April 30, 1998.

7. NOTES PAYABLE TO VENDOR AND STOCKHOLDER LOANS:

  In January 1998, several stockholders collectively loaned the Company $3.25 million (the "1998 Stockholder Loans"). The 1998 Stockholder Loans were repaid in full in May 1998, including accrued interest

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

at 10.5% with $3.4 million of the proceeds from the Initial Public Offering. The stockholders also received Warrants to purchase approximately .08 shares of Common Stock for every $3.00 they loaned to the Company for a total of 81,913 shares of common stock (the "1998 Warrants"). The 1998 Warrants may be exercised prior to December 31, 2008 at a price per share equal to $13.00.

  Prior to the conversion to the distributor program, the Company financed the acquisition of certain cylinders with its primary cylinder vendor. The original line of credit was for purchases up to approximately $1.9 million and was to be repaid in various installments including interest at prime plus 1%. The balance due on this note was paid in full during fiscal year ended July 31, 1997.

8. LONG-TERM DEBT:

  Long-term debt consists of the following at July 31:

                                                                     1997   1998
                                                                    ------- ----
      Senior discount notes due October 2000......................  $15,113 $--
      Various equipment and vehicle notes and insurance premium
       financing bearing interest at rates varying from 8% to 15%,
       due in monthly installments through April 2001.............       65  174
                                                                    ------- ----
                                                                     15,178  174
      Less amounts due within one year............................       36   70
                                                                    ------- ----
                                                                    $15,142 $104
                                                                    ======= ====

  The aggregate maturities of long-term debt at July 31, 1998 are $70, $66 and $38 for 1999, 2000 and 2001, respectively.

  In October 1995, the Company issued 12,575 units, each consisting of approximately $1 principal amount (approximately $17.2 million aggregate) of senior discount notes due in October 2000 and warrants to purchase 39.764 shares of common stock. The gross proceeds were $12,575. The notes accreted in value at an effective rate of 10.5% through May 1998 until they were repaid with proceeds from the Initial Public Offering in the amount of $16,491. Each warrant entitled the holders to acquire one share of common stock for $4.5896 per share. At the time of issuance, the warrants represented approximately 10% of the common stock outstanding on a fully diluted basis The warrants were converted into 938,789 shares of common stock in May 1998.

9. CAPITAL LEASE OBLIGATIONS:

  Capital lease obligations for computer equipment as of July 31, 1998 are as follows:

      1999................................................................. $254
      2000.................................................................  157
      2001.................................................................   10
                                                                            ----
      Total minimum lease payments.........................................  421
      Less imputed interest at varying rates ranging from 11.75% to 19%....   49
                                                                            ----
      Present value of minimum lease payments..............................  372
      Less current maturities..............................................  216
                                                                            ----
                                                                            $156
                                                                            ====

10. OPERATING LEASES AND OTHER COMMITMENTS:

  The Company leases certain office and vehicle equipment under noncancelable operating leases with original terms ranging from 36 to 51 months. Additionally, the Company has a land lease with an original term of 5 years. This lease carries 3 renewal options for periods of 5 years each.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  Rent expense on these facilities and equipment for the fiscal years ended July 28, 1996 and July 31, 1997 and 1998 was $435, $44 and $21, respectively.

  In addition, the Company leases certain plant facilities and equipment to distributors including PPH (Note 15). Lease income under these leases was $62, $118 and $118 for the fiscal years ending 1996, 1997 and 1998, respectively.

  In September 1996, the Company entered into a $3.0 million operating lease facility to finance cylinder displays. In May 1998, the Company repaid the lease facility, aggregating $2,119, with proceeds from the initial public offering. Rental expense under this lease for the fiscal years ended July 31, 1997 and 1998 was approximately $152 and $485, respectively.

  Lease income, net on the consolidated statements of operations is made up of the following for the fiscal years ended:

                                                             1996  1997   1998
                                                             ----  -----  -----
      Lease income.......................................... $(89) $(295) $(566)
      Lease expense.........................................  --     152    485
                                                             ----  -----  -----
      Net (income) expense.................................. $(89) $(143) $ (81)
                                                             ====  =====  =====

  Future minimum lease payments at July 31, 1998 from non-cancelable operating leases with both affiliates (Note 15) and non-affiliates with initial or remaining terms of one year or more are $109, $41, $33, $27 and $1 for 1999, 2000, 2001, 2002 and 2003, respectively.

  The Company also executes operating lease agreements with its distributors including PPH (Note 15) for cylinder displays (both leased and owned) for use within each distributor's territory. Under these leases, the distributor (lessee) is obligated for all maintenance, installation, deinstallation, taxes and insurance related to the cylinder displays. The terms of the leases continue until either party terminates upon 60 days written notice to the other party. The monthly rental amounts are based on 1% of the original fair market value of the cylinder displays. Lease income for the fiscal years ended July 28, 1996 and July 31, 1997 and 1998 was approximately $27, $177 and $448, respectively. As of July 31, 1998, estimated future minimum rental payments to be received are approximately $664 per year through the year 2003.

  In December 1997, the Company entered into a service agreement with Information Management System Services ("IMSS") whereby IMSS will provide certain electronic data processing and telecommunications services including the provision of customized software and hardware. Fees under the service agreement for fiscal year ended July 31, 1998 were $306.

11. NONRECURRING CHARGES:

  As described in Note 1, the Company made changes to its business strategy, including the conversion to an independent distributor network. As a result, the Company recorded certain nonrecurring charges in fiscal years ended July 28, 1996 and July 31, 1997 and 1998 as summarized below:

                                                                1996  1997 1998
                                                               ------ ---- ----
      Adjust equipment, including leasehold improvements of
       $160, $447 and $0, respectively, to net realizable
       value.................................................. $  814 $736 $283
      Impairment of goodwill..................................    355  --   --
      Severance, professional fees and other..................    194  234  280
                                                               ------ ---- ----
                                                               $1,363 $970 $563
                                                               ====== ==== ====

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  In the fiscal years ended July 28, 1996 and July 31, 1997, equipment including vehicles, display racks, leasehold improvements of two distribution centers, cylinders, computer equipment and filling station equipment were written down to estimated net realizable value. Substantially all the equipment has either been sold or physically scrapped. In the fiscal year ended July 28, 1996, as part of the changes in business strategy it was determined not to focus on the smaller convenience store locations due to lower profit margins. As a result, the Company recorded an impairment of goodwill ascribed to the convenience store locations of $355. In the fiscal year ended July 31, 1998, the Company made a commitment to acquire new handheld terminal technology. As a result, the Company recorded a $202 impairment adjustment to reduce the carrying value of existing handheld terminals as the future benefit of these assets could not be fully recoverable over their original estimated lives.

12. CONVERTIBLE REDEEMABLE PREFERRED STOCK:

  On December 21, 1994, the Company issued 1,572,474 shares of Series A cumulative preferred stock and warrants to purchase 318,650 shares of common stock to investors through a private placement offering. The exercise price for these warrants was $0.45896 per share. These warrants were exercised upon consummation of the initial public offering (Note 13).

  Holders of Series A preferred stock could convert any portion of the preferred shares into common shares at any time. Each share of Series A preferred was convertible to one share of common stock. The preferred shares had a liquidation preference equal to the liquidation value of $4.5896 as defined in the Certificate of Incorporation. The preferred shares ranked senior to the common stock in respect to dividend rights and had full voting rights.

  The Company was required to redeem the outstanding Series A preferred shares in equal increments semiannually between October 31, 2000 and April 30, 2002. The redemption price was $4.5896 per share plus undeclared, accrued dividends at a rate of 8% compounded daily of $1,031, $1,718 and $596 at July 28, 1996, and July 31, 1997 and the period August 1, 1997 through May 18, 1998 (the date amounts were funded through issuance of common stock in conjunction with the initial public offering), respectively. Dividends are cumulative until declared by the Board.

  In May 1998, contemporaneous with the closing of the initial public offering, all outstanding shares of preferred stock were converted on a one for one basis into common stock and common stock was issued in payment of accrued preferred dividends of $2,314.

13. STOCKHOLDERS' EQUITY (DEFICIT):

  On November 17, 1997, the Board approved the following matters for which stockholder consent was received effective December 31, 1997 that were executed contemporaneously with the closing of the IPO:

  .A reverse stock split of 1 share of common stock for 13.225130 shares of the Company's common shares outstanding. The reverse stock split has been reflected in the average shares outstanding, shares outstanding and loss per share amounts in the balance sheets, statements of operations and changes in shareholders deficit.

  .The authorized shares of the Capital Stock were increased to 120,000,000 comprised of 100,000,000 shares of Common Stock par value $0.001 per share and 20,000,000 shares of preferred, with terms to be determined by the Board.

  .Issue shares of common stock to the holders of outstanding warrants to satisfy their right to receive common stock (assuming a cashless exercise of their warrants).

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  .Accelerate the vesting of all outstanding options under the 1994 Stock
   Incentive Plan.

  Common Stock Options and Restricted Stock--The Company has four active stock option plans (the "Plans") and has reserved 982,609 shares of common stock for use and distribution under terms of the Plans. Under the Plans, the Company may, at its discretion, issue incentive or non-qualified stock options, stock appreciation rights, restricted stock or deferred stock. The terms and conditions of the awards made under the plans vary but, in general, are at the discretion of the Board of Directors or its appointed committee.

  The 1994 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders in December 1994 and has 181,853 shares of Common Stock reserved for issuance upon the exercise of Options granted thereunder. As of July 31, 1998, Options to purchase 181,853 shares of Common Stock at a weighted average exercise price of $6.03 per share were outstanding under the 1994 Stock Incentive Plan. All Options are vested and exercisable, however, no Options have been exercised. These options expire 10 years from their date of grant. No additional options, stock appreciation rights, restricted stock or deferred stock can be granted under the 1994 Stock Incentive Plan.

  The 1998 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders in May 1998 under which 300,000 shares of Common Stock have been reserved for issuance upon the exercise of Options granted thereunder. As of July 31, 1998, the Company had 275,300 Options outstanding, none of the Options are vested or exercisable. The exercise price for outstanding Common Stock options is $13.00 per share. Pursuant to the 1998 Stock Incentive Plan, the Company may make grants of options to officers, employees, consultants and advisors of the Company. These options vest ratably over 5 years and expire 10 years from their date of grant.

  All non-employee directors are entitled to participate in the Non-Employee Director Stock Option Plan (the "Director Option Plan"). The Director Option Plan was adopted by the Board of Directors and approved by the stockholders in November 1997, and became effective on May 18, 1998. The Company has reserved 100,000 shares of Common Stock for issuance under the Director Option Plan. As of July 31, 1998, the Company has not granted any options under this plan. The Board of Directors has approved an annual grant to each Director under the Director Option Plan of options to purchase 4,000 shares of Common Stock at a price per share equal to the fair market value per share of the Common Stock as of the grant date consisting of 1,000 shares for each quarterly board meeting such director attended during the previous year. One third of these options will vest on each of the first three anniversaries of the grant date and expire 10 years from their date of grant.

  In November 1997, the Board of Directors adopted and the stockholders approved the Distributor Incentive Stock Option Plan (the "Distributor Option Plan") which became effective on May 18, 1998. The Company has reserved 400,000 shares of Common Stock for issuance upon the exercise of options granted under the Distributor Option Plan. In May 1998, the Company granted Options to purchase 240,887 shares of Common Stock to existing Blue Rhino distributors at an exercise price equal to $13.00 per share. Blue Rhino distributors and their stockholders, partners, members, directors, general partners, managers, officers, employees and consultants are eligible to receive options under the Distributor Option Plan. As of July 31, 1998 the Company had 240,887 options outstanding, none of the Options are vested or exercisable. Options issued under the Distributor Option Plan vest ratably over 4 years and expire 10 years from their date of grant. For the fiscal year ended 1997, the Company recognized compensation expense of $50 related to the issuance of stock options under the Distributor Option Plan.

  The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting For Stock-Based Compensation." Accordingly, since options were granted at fair value, no compensation cost has been

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

recognized for stock options granted to date. Had compensation cost for these plans been determined for options granted since August 1, 1995 consistent with SFAS No. 123, the Company's net loss and loss per share would have increased to the following pro forma amounts.

                                                      FOR THE FISCAL YEARS
                                                              ENDED
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
      Net loss:
        As reported................................. $(7,431) $(5,584) $(2,369)
                                                     =======  =======  =======
        Pro forma................................... $(7,454) $(5,649) $(2,694)
                                                     =======  =======  =======
      Basic and diluted loss per common share:
        As reported................................. $ (4.96) $ (3.74) $ (1.01)
                                                     =======  =======  =======
        Pro forma................................... $ (4.97) $ (3.78) $ (1.12)
                                                     =======  =======  =======

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for all grants: expected lives of 5 years; expected volatility 0.30%; expected dividends of $0 and a risk-free interest rate of 5.5%.

                            BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  A summary of the status of the Company's Plans at July 31, 1996, July 31, 1997 and 1998 and changes during the periods then ended is presented in the table and narrative below:

                            1994 STOCK       1998 STOCK       DISTRIBUTOR        DIRECTOR
                          INCENTIVE PLAN   INCENTIVE PLAN     OPTION PLAN      OPTION PLAN
                         ---------------- ---------------- ----------------- ----------------
                                 WEIGHTED         WEIGHTED          WEIGHTED         WEIGHTED
                                 AVERAGE          AVERAGE           AVERAGE          AVERAGE
                                 EXERCISE         EXERCISE          EXERCISE         EXERCISE
                         SHARES   PRICE   SHARES   PRICE    SHARES   PRICE   SHARES   PRICE
                         ------- -------- ------- -------- -------- -------- ------- --------
Shares under option:
 Outstanding at August
  1, 1995...............  43,478  $4.59       --   $ --         --   $ --        --    $--
   Granted..............  37,731   4.79       --     --         --     --        --     --
   Exercised............     --     --        --     --         --     --        --     --
   Forfeited............   9,149   4.59       --     --         --     --        --     --
   Exercisable..........   7,183   4.59       --     --         --     --        --     --
 Weighted average fair
  value of options
  granted...............     --    1.53       --     --         --     --        --     --
 Outstanding at July
  28, 1996..............  72,060   4.70       --     --         --     --        --     --
   Granted.............. 104,044   6.69       --     --         --     --        --     --
   Exercised............     --     --        --     --         --     --        --     --
   Forfeited............  12,159   4.85       --     --         --     --        --     --
   Exercisable..........  21,399   4.67       --     --         --     --        --     --
 Weighted average fair
  value of options
  granted...............     --    2.21       --     --         --     --        --     --
 Outstanding at July
  31, 1997.............. 163,945   5.94       --     --         --     --        --     --
   Granted..............  18,887   6.61   275,300  13.00    240,887  13.00       --     --
   Exercised............     --     --        --     --         --     --        --     --
   Forfeited............     979   6.15                                          --     --
   Exercisable.......... 181,853   6.01       --     --         --     --        --     --
 Weighted average fair
  value of options
  granted...............     --    2.69       --    5.29        --    4.77       --     --
 Outstanding at July
  31, 1998.............. 181,853   6.01   275,300  13.00    240,887  13.00       --     --
 Options available for
  grant at July 31,
  1998..................     --     --     24,700    --     159,113    --    100,000    --

  Warrants--During fiscal 1998, the Company issued 81,913 warrants ("1998 Warrants") to stockholders in connection with loans made to the Company (Note
7). In fiscal 1997, the Company issued approximately 226,841 warrants in connection with the cylinder display lease facility (Note 10), and the issuance of the common stock to PPH (Note 15). In addition, during fiscal years ended July 28, 1996 and July 31, 1995, the Company issued approximately 303,513 warrants to individuals to purchase common stock for their assistance in connection with various debt placements. During fiscal 1998, 938,789 shares of common stock were issued for the exercise of all outstanding warrants, except for the 1998 Warrants, upon consummation of the initial public offering.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


14. LOSS PER SHARE:

  The Company has retroactively adopted SFAS No. 128, "Earnings Per Share." The impact of adopting this statement had no effect on loss per share for fiscal years 1998, 1997 and 1996. The basic and diluted loss per share was determined as follows:

                                                       FISCAL YEARS ENDED
                                                     -------------------------
                                                      JULY     JULY     JULY
                                                       28,      31,      31,
                                                      1996     1997     1998
                                                     -------  -------  -------
      Basic and diluted loss per common share:
        Net loss...................................  $(7,431) $(5,584) $(2,369)
        Less: Redeemable preferred stock dividends.      636      687      596
                                                     -------  -------  -------
      Loss applicable to common stockholders.......  $(8,067) $(6,271) $(2,965)
      Weighted average common shares used in
       computing the basic and diluted loss per
       common share (in thousands).................    1,628    1,678    2,945
                                                     -------  -------  -------
          Basic and diluted loss per common share..  $ (4.96) $ (3.74) $ (1.01)
                                                     =======  =======  =======

  Options to purchase common stock and the assumed exercise of warrants during the fiscal years ended 1998, 1997 and 1996 have been excluded from the computation of diluted earnings per common share as they were anti-dilutive.

15. RELATED PARTY TRANSACTIONS:

  PPH, Caribou Cylinder Exchange, L.L.C. ("Caribou"), Javelina Cylinder Exchange, L.L.C. ("Javelina") and Raven Propane, L.L.C. ("Raven Propane"), are affiliates and operate as distributors for the Company. PPH began operations as a distributor during fiscal 1996, while Caribou, Javelina and Raven Propane began operations as distributors during fiscal 1998. The following represents related party balances with these affiliates outstanding at July 28, 1996 and July 31, 1997 and 1998, and transactions for the fiscal years then ended, respectively:

                                             PPH          JAVELINA RAVEN CARIBOU
                                     -------------------- -------- ----- -------
                                      1996   1997   1998    1998   1998   1998
                                     ------ ------ ------ -------- ----- -------
      Notes receivable.............. $1,399 $1,191 $1,072   $--    $--    $--
      Trade accounts payable........    407    648    903    33     130     33
      Cost of sales--distributors...  1,561  5,319  7,889   118     381     31
      Interest income...............     43    142    117   --      --     --
      Lease income..................     25    160    160     2       3      1
      Issuance of common stock......    --   1,000    --    --      --     --
      Cylinder usage fee............    --     --      51   --        3    --
      Cylinder purchases............    --     --   1,397     7      89     22

  Certain operational and financial management services were provided to the Company by an affiliate through common ownership. Fees for these services for the fiscal years ended July 28, 1996 and July 31, 1997 were approximately $519, and $154, respectively.

  The Company leases a facility from an affiliate under a noncancelable operating lease which expires in December 1998. Future minimum lease payments for the lease are $34 for the fiscal year ending 1999. Rent expense under this lease was $22, $76, and $82 for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998, respectively.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  The Company leases a facility and certain equipment to PPH. Lease income from PPH for the fiscal years ended July 28, 1996, July 31, 1997, and 1998 was $62, $56, and $55, respectively.

  During fiscal 1998, the Company paid professional fees to Pedersen & Houpt, P.C. ("P & H") in the amount of $401. A stockholder of P & H is also a director of the Company.

16. INCOME TAXES:

  Due to the Company's operating losses, there is no current or deferred tax expense for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998.

  A reconciliation of the differences between the statutory federal income tax rate of 34% and the effective rate of income tax expense is as follows:

                                                         FISCAL YEARS ENDED
                                                     --------------------------
                                                     JULY 28, JULY 31, JULY 31,
                                                       1996     1997     1998
                                                     -------- -------- --------
      Federal statutory tax rate....................   34.0%    34.0%    34.0%
        Operating losses having no current tax
         benefit....................................  (33.8)   (33.9)   (33.1)
        Permanent differences and other.............   (0.2)    (0.1)    (0.9)
                                                      -----    -----    -----
      Effective tax rate............................    0.0%     0.0%     0.0%
                                                      =====    =====    =====

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are as follows at:

                                                   JULY 28,  JULY 31,  JULY 31,
                                                     1996      1997      1998
                                                   --------  --------  --------
      Assets:
        Net operating loss carry forward.......... $ 4,842   $ 6,981   $ 7,745
        Allowance for doubtful accounts...........      32        60       242
        Inventory capitalization..................      19         4       105
        Organization costs........................      37        24        12
        Other.....................................      34        78        23
        Depreciation and amortization.............     --          1       --
                                                   -------   -------   -------
          Total gross deferred tax assets.........   4,964     7,148     8,127
        Valuation allowance.......................  (4,960)   (7,148)   (8,059)
                                                   -------   -------   -------
          Net deferred tax assets................. $     4   $   --    $    68
                                                   =======   =======   =======
      Liability:
        Depreciation and amortization............. $     4   $   --    $    68
                                                   =======   =======   =======

  At July 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of approximately $19.9 million which is available to offset future federal taxable income, if any, in varying amounts through 2013.

17. DEFINED CONTRIBUTION PLAN:

  The Company has a 401(k) plan, sponsored by an affiliate, which allows participants to make voluntary pretax contributions, through payroll deductions, up to 10% of total compensation, subject to Internal Revenue Service limitations. All employees who have at least one year of service and 1,000 hours within that year of

                            BLUE RHINO CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

service are eligible to participate in this plan. The plan provides for discretionary profit sharing contributions by the Company. The Company made no contributions to the plan during fiscal 1996, 1997 and 1998.

18. CHANGE IN FISCAL YEAR END:

  In 1997, the Company changed from a 52-53 week year end, to a July 31 fiscal year end. The effect of this change was not material.

19. SUBSEQUENT EVENTS:

  The Company completed three acquisitions in August and September 1998 for approximately $1.1 million in the aggregate related to assets including cylinders, cylinder display racks, and right, title and interest in and to sellers' retail propane cylinder exchange accounts and locations. These acquisitions were funded with proceeds received from the Initial Public Offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SE-CURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UN-LAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Information....................................................    1
Prospectus Summary........................................................    2
Risk Factors..............................................................    4
Securities Offered by this Prospectus.....................................   11
Price Range of Common Stock...............................................   12
Dividend Policy...........................................................   12
Selected Consolidated Financial Data......................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   24
Management................................................................   31
Certain Transactions......................................................   36
Principal Stockholders....................................................   38
Description of Capital Stock..............................................   40
Legal Matters.............................................................   42
Experts...................................................................   42
Index to Consolidated Financial Statements................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,000,000 SHARES

                             BLUE RHINO CORPORATION

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                                           , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities be registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq listing fee.

      Securities and Exchange Commission registration fee............ $3,447.81
      Nasdaq listing fee.............................................     *
      Blue Sky fees and expenses.....................................     *
      Printing and engraving expenses................................     *
      Legal fees and expenses........................................     *
      Accounting fees and expenses...................................     *
      Miscellaneous..................................................     *
                                                                      ---------
          Total...................................................... $   *
                                                                      =========

--------
*  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute. The Company's Second Amended and Restated Certificate of Incorporation ("Charter") provides that the Company will indemnify its directors and officers to the fullest extent permitted by law.

  Under the provisions of the Company's Charter, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding shall be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company will not however indemnify any director or officer where such director or officer:
(a) breaches his or her duty of loyalty to the Company or its stockholders;
(b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an unlawful dividend or stock repurchase or redemption; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

  Indemnification under the Company's Charter and Amended and Restated By-laws ("By-laws") includes payment by the Company of expenses in defending an action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the indemnified party to repay such advance if it is ultimately determined that such person is not entitled to indemnification under the Charter, which undertaking may be accepted without reference to the financial ability of such person that makes such repayments. The Company is not responsible for the indemnification of any person seeking indemnification in connection with a proceeding initiated by such person unless the initiation was approved by the Board of Directors of the Company. The Charter and the DGCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Charter, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

  Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In October 1995, the Company issued units (the "Units"), each comprised of a 10.5% Senior Discount Note due October 2000 with a face value of $1,364.93 per Unit and a warrant to purchase approximately 40 shares of Common Stock at an exercise price of approximately $4.59 per share for $1,000 per Unit (the "1995 Unit Offering"). The Company sold 12,575 Units representing a face value of $17.2 million of Senior Discount Notes and warrants to purchase an aggregate of 500,028 shares of Common Stock. The gross proceeds from the sale of the Units were approximately $12.6 million. The discounted portion of the Senior Discount Notes represent a yield of 10.5% compounded semi-annually from the date of issuance until October 11, 1998. Thereafter, interest is payable semi-annually at a rate of 10.5% per annum. The Senior Discount Notes are redeemable by the Company in whole or part at any time at their face value less unearned interest. The warrants may be exercised at any time before October 2005. The Senior Discount Notes were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The following persons and entities purchased the Units in the 1995 Unit Offering:
Michael Arrington, Richard Brenner, Dean Buntrock, Conant Family Partnership, Cornelius & Lothian, L.P., Joseph Cusimano, Peter Desnoes, Doerge-Blue Rhino, L.P., The Craig Duchossois Revocable Trust, The Richard L. Duchossois Revocable Trust, Andrew J. Filipowski, Donald Flynn, Kevin F. Flynn June 1992 Non-Exempt Trust, Bryan J. Flynn June 1992 Non-Exempt Trust, Richard Forsythe Trust, Douglass Gray, William Hulligan, The Kimberly Family Discretionary Trust, David Meltzer, Peer Pedersen, Billy D. Prim, Charles Reeder, Christopher Reyes, Jude Reyes, Ryan Holding Corporation, Howard Warren and Arthur Watson.

  On September 24, 1996, the Company issued a warrant to purchase 227,048 shares of its Common Stock at an exercise price of $6.61 per share to Forsythe/Lunn Technology Partners, L.P. in connection with the execution of a master lease agreement between the Company and Forsythe/McArthur & Associates, Inc. The warrants may be exercised at any time before September 24, 2006. These warrants were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

  On April 30, 1997, the Company sold 151,227 shares of its Common Stock and warrants to purchase an additional 113,420 shares of its Common Stock with an exercise price of $6.61 per share to Platinum Propane Holding, L.L.C. ("Platinum Propane") for total consideration of $1,000,000 in cash. The warrants may be exercised at any time prior to April 30, 2007. The shares and warrants sold to Platinum Propane were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

  On January 1, 1998, the Company issued $3,250,000 of 10.5% Subordinated Notes and warrants to purchase in the aggregate 81,913 shares of Common Stock with an exercise price equal to the initial public offering price of the Common Stock offered hereby (the "1998 Warrants") to Lennard Carlson, Craig J. Duchossois, Andrew J. Filipowski, and James P. Liautaud, four stockholders of the Company for total consideration of $3,250,000 in cash. The Subordinated Promissory Notes bear interest at 10.5% per annum and are due on the earlier of a qualified public offering of the Company's Common Stock or December 31, 2000. The warrants may be exercised at any time before December 31, 2008. The Subordinated Promissory Notes and warrants purchased by the stockholders were offered and sold without registration under the Securities Act in reliance on
Section 4(2) of the Securities Act and Rule 505 of Regulation D promulgated thereunder.

  On May 18, 1998, the Company issued 57,692 shares of Common Stock to Bison Propane Bottle Exchange, L.L.C. ("Bison Propane") in satisfaction of a portion of the purchase price of assets acquired from Bison Propane pursuant to an Asset Purchase Agreement dated December 10, 1997. These shares were issued in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

  Since formation, the Company has granted options to its employees for 181,853 shares of Common Stock pursuant to its 1994 Stock Incentive Plan at a weighted average exercise price of $6.03 per share, of which no options have been exercised and options to purchase 181,853 shares are currently exercisable. The options were issued without registration under the Securities Act in reliance on Section 4(2) and Rule 701 promulgated thereunder.

  Since May 18, 1998, the Company has granted options to its employees for 275,300 shares of its Common Stock pursuant to its 1998 Stock Incentive Plan at an exercise price of $13.00 per share, none of which have been exercised or are currently exercisable.

  Since May 18, 1998 the Company has granted its Distributors options to purchase 240,887 shares of Common Stock pursuant to its Distributor Option Plan at an exercise price of $13.00 per share, none of which have been exercised or are currently exercisable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated herein by reference.

  All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN WINSTON-SALEM, NORTH CAROLINA, ON SEPTEMBER 30, 1998.

                                          Blue Rhino Corporation

                                                   /s/ Billy D. Prim
                                          By:__________________________________
                                                       Billy D. Prim
                                               President and Chairman of the
                                                           Board

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Billy D. Prim, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, without the other, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their substitutes may lawfully do or cause to be done by virtue hereof.


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON SEPTEMBER 30, 1998.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


           /s/ Billy D. Prim                President and Chairman of the Board
___________________________________________   (Principal Executive Officer)
               Billy D. Prim

          /s/ Mark Castaneda                Secretary, Chief Financial Officer and
___________________________________________   Director (Principal Financial and
              Mark Castaneda                  Accounting Officer)

       /s/ Andrew J. Filipowski             Vice Chairman of the Board
___________________________________________
           Andrew J. Filipowski

        /s/ Craig J. Duchossois             Director
___________________________________________
            Craig J. Duchossois

         /s/ Steven D. Devick               Director
___________________________________________
             Steven D. Devick

        /s/ John H. Muehlstein              Director
___________________________________________
            John H. Muehlstein

        /s/ Richard A. Brenner              Director
___________________________________________
            Richard A. Brenner


                                    EXHIBITS

  EXHIBIT
  NUMBER                       DESCRIPTION OF EXHIBIT
  -------                      ----------------------
  3.1      Second Amended and Restated Certificate of Incorporation of
           the Company, incorporated by reference to Exhibit 3.1 to the
           Company's Report on Form 10-Q dated July 2, 1998.
  3.2      Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Registration State-
           ment on Form S-1 dated May 18, 1998.
  4.1      Form of Certificate of Common Stock of the Company, incorpo-
           rated by reference to Exhibit 4.1 to the Company's Registra-
           tion Statement on Form S-1 dated May 18, 1998.
  5.1      Legal Opinion of Pedersen & Houpt, P.C.*
 10.1(a)   Loan Agreement, dated as of December 18, 1997, between the
           Company and NationsBank, N.A., incorporated by reference to
           Exhibit 10.1(a) to the Company's Registration Statement on
           Form S-1 dated May 18, 1998.
 10.1(b)   Security Agreement, dated as of November 26, 1997 between the
           Company and NationsBank, N.A., incorporated by reference to
           Exhibit 10.1(b) to the Company's Registration Statement on
           Form S-1 dated May 18, 1998.
 10.1(c)   Amendment to Loan Agreement dated July 30, 1998 between the
           Company and NationsBank, N.A.
 10.2      Note Purchase Agreement, dated as of January 1, 1998, among the Company and Craig J. Duchossois, Andrew Filipowski, James
           Liautaud and Lennard Carlson, incorporated by reference to Ex-
           hibit 10.2 to the Company's Registration Statement on Form S-1
           dated May 18, 1998.
 10.4(a)   Asset Purchase Agreement, dated as of December 9, 1997, be-
           tween the Company and Bison Propane Bottle Exchange, LLC, in-
           corporated by reference to Exhibit 10.4(a) to the Company's
           Registration Statement on Form S-1 dated May 18, 1998.
 10.4(b)   First Amendment to the Asset Purchase Agreement, dated as of
           December 10, 1997, between the Company and Bison Propane Bot-
           tle Exchange, LLC, incorporated by reference to Exhibit
           10.4(b) to the Company's Registration Statement on Form S-1
           dated May 18, 1998.
 10.5      Multi-Draw Convertible Secured Promissory Note, dated as of
           February 12, 1998, by Bison Valve, L.L.C. to the Company, in-
           corporated by reference to Exhibit 10.5 to the Company's Reg-
           istration Statement on Form S-1 dated May 18, 1998.
 10.6      Collateral Assignment of License Agreement, dated as of Febru-
           ary 12, 1998, by Bison Valve, L.L.C. to the Company, incorpo-
           rated by reference to Exhibit 10.6 to the Company's Registra-
           tion Statement on For S-1 dated May 18, 1998.
 10.7(a)   Form of Distribution Agreement of the Company and Its Distrib-
           utors, incorporated by reference to Exhibit 10.7(a) to the
           Company's Registration Statement on Form S-1 dated May 18,
           1998.
 10.7(b)   Form of Sublease of Personal Property between the Company and
           Its Distributors, incorporated by reference to Exhibit 10.7(b)
           to the Company's Registration Statement on Form S-1 dated May
           18, 1998.
 10.8(a)   Form of Security Agreement to Secure the Sale of Cylinders be-
           tween the Company and Its Distributors, incorporated by refer-
           ence to Exhibit 10.8(a) to the Company's Registration State-
           ment on Form S-1 dated May 18, 1998.

  EXHIBIT
  NUMBER                       DESCRIPTION OF EXHIBIT
  -------                      ----------------------
 10.8(b)   Form of Promissory Note Evidencing the Sale of Cylinders be-
           tween the Company and Its Distributors, incorporated by refer-
           ence to Exhibit 10.8(b) to the Company's Registration State-
           ment on Form S-1 dated May 18, 1998.
 10.9      Director Option Plan of the Company, incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on
           Form S-1 dated May 18, 1998.
 10.10     Distributor Stock Option Plan of the Company, incorporated by reference to Exhibit 10.13 to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
 10.11     1994 Stock Incentive Plan of the Company, incorporated by ref-
           erence to Exhibit 10.14 to the Company's Registration State-
           ment on Form S-1 dated May 18, 1998.
 10.12     Amended and Restated Registration Rights Agreement, dated as of March 1, 1997, among the Company, Forsythe/Lunn Technology
           Partners, L.L.C., Platinum Propane Holding, L.L.C., the Pur-
           chasers of Units pursuant to the Unit Purchase Agreement dated
           October 11, 1995 and the Purchasers of the Company's Series A
           Convertible Participating Preferred Stock, incorporated by reference to Exhibit 10.15 to the Company's Registration
           Statement on Form S-1 dated May 18, 1998.
 10.13     1998 Stock Incentive Plan of the Company, incorporated by ref-
           erence to Exhibit 10.18 to the Company's Registration State-
           ment on Form S-1 dated May 18, 1998.
 10.14     Real Estate Lease between the Company and Platinum Services
           Corporation dated as of January 1, 1996, incorporated by ref-
           erence to Exhibit 10.19 to the Company's Registration State-
           ment on Form S-1 dated May 18, 1998.
 10.15(a)  Master Lease dated as of February 1, 1996 between the Company and Nelco, Ltd., Incorporated by reference to Exhibit 10.20(a)
           to the Company's Registration Statement as Form S-1 dated May
           18, 1998.
 10.15(b)  Lease Agreement dated July 30, 1996 between the Company and
           Leasing Innovations, Incorporated incorporated by reference to
           Exhibit 10.20(b) to the Company's Registration Statement as
           Form S-1 dated May 18, 1998.
 10.15(c)  Lease Agreement dated June 26, 1997 between the Company and
           Green Tree Vendor Services Corporation, incorporated by refer-
           ence to Exhibit 10.20(c) to the Company's Registration State-
           ment on Form S-1 dated May 18, 1998.
 10.16     Services Agreement dated June 1, 1997 between the Company and
           Information Management Services.*
 10.17     Asset Purchase Agreement dated April 10, 1998 among the Compa-
           ny, Gas to Go, Inc. and Walker Milnor.*
 10.18     Underwriting Agreement dated May 22, 1998 among the Company,
           Hambrecht & Quist, L.L.C., NationsBanc Montgomery Securities
           LLC and Dain Raucher Wessels Incorporated incorporated by ref-
           erence to Exhibit 1.1 to the Company's Registration Statement
           on Form S-1 dated May 18, 1998.
 21.1      Subsidiaries of the Company incorporated by reference to Ex-
           hibit 21.1 to the Company's Registration Statement on Form S-1
           dated May 10, 1998.
 23.1      Consent of Pedersen & Houpt, P.C.
 23.2      Consent of PricewaterhouseCoopers LLP
 23.3      Consent of The Daniel Professional Group
 24.1      Power of Attorney
 27.1      Financial Data Schedule

--------
*  To be filed by Amendment